9

Follow-Up Materials

06013244

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME First Australian Resources

*CURRENT ADDRESS

PROCESSED
MAY 1 1 2006 E
THOMSON FINANCIAL

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 3494 FISCAL YEAR 12-31-05

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING) [ ] AR/S (ANNUAL REPORT) [✓]

12G32BR (REINSTATEMENT) [ ] SUPPL (OTHER) [ ]

DEF 14A (PROXY) [ ]

OICF/BY: dlw

DAT : 5/10/06

82-3494

ARLS
12-31-05

FIRST AUSTRALIAN RESOURCES LTD

ABN 41 009 117 293



ANNUAL REPORT

CONTENTS



ABN 41 009 117 293

FIRST AUSTRALIAN RESOURCES LIMITED

Incorporated in Western Australia

1 May 2006

ASX ANNOUNCEMENT AND MEDIA RELEASE

GLOBAL DRILLING UPDATE

CANADA

Kakwa Project (FAR 15%)
Drilling ahead.

The Kakwa 6-18-63-4 well is currently drilling ahead below 3,460 metres in the Debolt formation. The well is being drilled using Precision Rig 645 on Suncor acreage located in the Kakwa area on the flank of the Peace River Arch of Alberta, Canada.

Good gas shows have been recorded while drilling secondary targets in the Cretaceous section of the well. Preliminary evaluation of logs suggests that 5 zones within this section are likely to be productive consistent with pre-drill prognosis.

The well is a test of the deep pressured Wabamun fractured carbonate reservoir which is estimated by Suncor to have potential recoverable reserves of 17 BCF. The lease under the first test comprises 600 acres and forms part of a broader Area of Mutual Interest.


Provincial Capital
Populated Area
Trans-Canada Highway
Major Roads
Lakes
Rivers
0
200Kms
Northwest Territories
British Columbia
ALBERTA
Clear Hills Area
Kakwa Area
Saskatchewan
Edmonton
Calgary
Alberta
LOCATION MAP
USA

1st Floor, 87 Colin Street, West Perth, Western Australia 6005
PO Box 703, West Perth, Western Australia 6872
Telephone: (61-8) 9322 3939 Facsimile: (61-8) 9322 5116
Email: info@far.com.au Web: www.far.com.au

The initial test well will be drilled to a planned total depth of 13,000 feet (3,950 metres) and is expected to take approximately 70 days. The location is immediately adjacent to a highway and to a pipeline offering good logistics for early production in the event of success.

Whilst technical analysis suggests an excellent chance of encountering the seismically defined Wabamun reservoir, the play is supported by additional secondary targets in the Cretaceous (estimated 2.5BCF potential) at shallower depths. Analogue fields for the Wabamun play are Berland River (57BCF) and Musreau (16-20BCF). Initial production rates of 15 million cubic feet per day are considered likely for the Wabamun reservoir. Gas prices are similar to those achieved in the broader North American market.


Peace River Arch
Deformation Belt
1000
1500
2000
2500
3000
3500
Gold Creek
Kakwa
Musreau
Berland River West
Pine Creek
Pinto
Marsh
Wabamun Structure
and Stratigraphy
Dolomolized Wabamun
Thickened Whitelaw Member
Ledue Barrier (Peace River Arch)
Wabamun Structure (metres Subsea)
Musreau Play Type Fields

Larger Secondary Prospect

Participation in the initial test well earns FAR an option to participate in an additional much larger (50 BCF plus), seismically controlled Wabamun prospect lying to the northeast of the initial test site on a lease comprising 800 acres. Several low risk lower potential Cretaceous targets have been identified on both blocks with up to four locations in each section.

Participants

Working interests in the Kakwa project are held as follows:

Choice Resources Corp (Operator)	40%
First Australian Resources Limited	**15%**
Reeder Energy, Dallas, Texas	15%
MBOE Inc, Dallas Texas	10%
Running Fox Resources Corp, Richmond, British Columbia	10%
Bolthouse Capital Corp, Vancouver, British Columbia	10%

The leases are subject to Overriding Royalties retained by Suncor.

UNITED STATES OF AMERICA

Eagle Project, Kings County, California (FAR 15%)
Oil Shows reported/ drilling directional hole.

The Eagle North-1 well is presently drilling 4.5 inch directional hole at 14, 295 feet. The forward drilling program comprises further drilling this horizontal well bore section and setting a 2 3/8 inch slotted liner prior to production testing.

The following progress report was released by the operator, Victoria Petroleum NL during the course of last week:

"Victoria Petroleum NL as operator for the Eagle North-1 horizontal well in the Eagle Oil Pool Development Project in the San Joaquin Basin advises that at 1830 hours Central Pacific Time 26 April 2006, the current operation at Eagle North-1 horizontal well was preparing to drill ahead in 4 1/8 inch hole in the horizontal well bore at 4,308 metres (14,132 feet) measured depth (md kb) in the lower Mary Bellocchi Gatchell oil sand afer encountering further good oil shows in the target sand from 4,297 metres (14,097 feet) to current depth of 4,308 metres (14,132 feet). The well bore is currently at an angle of 89.7 degrees from the vertical.

The oil show in the target sand was accompanied by the inflow of oil into the well bore on a flow check as seen from good yellow oil fluorescence in the oil cut drilling mud and increase in total gas from a background of 2 units to maximun of 550 units with associated heavier hydrocarbons.

The increase in drill rate from 8 ft/hr to 70 ft /hr indicates friable and porous sand at this vertical depth of 13,622ft TVD KB

Drilling of the Gatchell target oil sands following an increase in the drilling mud weight is planned to continue over a distance of approximately 320 metres to within 30 metres of the Mary Bellocchi-1 oil well. This will result in a planned measured depth of 4,600 metres (15,090 feet).

Any further inflow of oil into the well bore in the future, should it occur, may result in an increase in mud weight

This horizontal well bore is then planned to be completed for production testing with a 2 3/8 inch slotted production liner."

CHINA

BEIBU GULF BLOCK 22/12 – (FAR 5%)
Jack-up rig preparing to drill ahead.

The 6-12 South well has reached casing point at 1,208 metres. The forward program is to drill ahead using the HY 931 jack-up rig to evaluate objectives in the target Weizhou formation.

The Wei 6-12 South Prospect is located approximately 3 km Southwest of the Wei 6-12-1 discovery and approximately 10 km East of Wei 12-1A platform. The well is expected to take approximately 21 days. Planned target depth is 2,154 metres.

The proposed well will test the 6-12 South Prospect (21 million barrels mean recoverable reserve potential) which is part of a cluster of prospects illustrated on the attached map currently estimated by the Operator to have an aggregate unrisked mean recoverable reserve potential in the order of 60 to 70 million barrels. The prospect is supported by 3D seismic and amplitude and AVO anomalies.

In the event of a commercial development within Block 22/12, the interests held by the current joint venturers may reduce on a pro-rata basis by up to 51% assuming that the China Offshore Oil Corporation ("CNOOC") exercises its right to participate up to a 51% equity level in the development.


6-12- South HW Prospect
6-12- South FW Prospect
South
North
SS Depth
-1400
-1600
T27.5 Top Seal
-1800
T30A
-2000
T31
T32
-2400
T50
-2200
Xiayang Fm
Interbedded Sands & Shales
Mapped Limit of trap closure
Weizhou Fm
Porous Sands & Shales
Liushagang Fm
Massive Shales
Liushagang Unit 3
Tight Sands & Shales

Block 22/12 is situated approximately 60 km off the coast of China, northwest of Hainan Island, and covers an area of 456 sq km (less relinquished area). Water depths are shallow ranging from, approximately, 10 metres to 40 metres. Within the Block there are several undeveloped oil accumulations. The Block is supported by good infrastructure and lies adjacent to the 12/1-1 Oil Field. A pipeline to the Weizhou Island Oil Terminal, 10 km to the north, passes within 5 km. Block 22/12 is covered by 421 sq km 3D seismic acquired during 2002.

For information on FAR's drilling activities visit our website at www.far.com.au

1st Floor, 87 Colin Street, West Perth, Western Australia 6005
PO Box 703, West Perth, Western Australia 6872
Telephone: (61-8) 9322 3939 Facsimile: (61-8) 9322 5116
Email: info@far.com.au Web: www.far.com.au

CORPORATE DIRECTORY

Directors

Michael John Evans (Chairman)
B. Bus (Curtin) A.I.T. (WA)
A.C.A. A.C.I.S.
181 Hamersley Road,
Subiaco, Western Australia, 6008

Warwick Robert Grigor
B. Ec., LLB. MAusIMM
107A Grand Parade
Sutherland, New South Wales, 2232

Charles Lee Cavness
Attorney at Law
2273 South Fillmore
Denver, Colorado, 80210
United States of America

Secretary

Albert Edward Brindal
M.B.A. B.Com. FCPA
Suite 8A, 41 Walters Drive
Osborne Park, Western Australia, 6017

Registered Office

First Floor, 87 Colin Street
West Perth, Western Australia, 6005
Telephone: (61-8) 9322 3939
Facsimile: (61-8) 9322 5116
Internet web site: www.far.com.au
Email: info@far.com.au

United States Office

Suite 2125 South, 600 17th Street
Denver, Colorado, 80202
Telephone: (303) 436 1800
Facsimile: (303) 436 1101

Share Registry

Advanced Share Registry Services
Level 7 200 Adelaide Terrace
Perth, Western Australia, 6000
Telephone (61-8) 9221-7288
Facsimile (61-8) 9221-7869

Bankers

Westpac Bank
109 St Georges Terrace
Perth, Western Australia, 6000

American National Bank
3033 East First Avenue
Denver, Colorado, 80206
United States of America

Solicitors to the Company

John Ralph
Warren Syminton Ralph
3 Norfolk Street
Fremantle, Western Australia, 6160

Mark Edwards
4 Kangaroo Parade
Yallingup, Western Australia, 6282

Auditors

Deloitte Touche Tohmatsu
Level 14, Woodside Plaza
240 St. Georges Terrace
Perth, Western Australia, 6000

Financial Advisors

Far East Capital Limited
Unit 24, 259 Clarence Street
Sydney, New South Wales, 2000

Stock Exchange Listings

The Australian Stock Exchange Limited
ASX Code: FAR
BSE Frankfurt

ADR Depositary

Bank of New York
101 Barclay Street
New York, New York, 10286
United States of America

Australia

WA-254-P - Offshore Carnarvon Basin - 10.71% Interest

(Operator - Apache)

WA-254-P comprises 4 graticular blocks and covers 324 square kilometres within the highly prospective offshore Carnarvon Basin on Australia's North West Shelf. The Woodside operated Legendre Oilfield lies in close proximity to the north of the permit.

The permit has been covered by a multi-client 3D survey conducted by PGS Exploration in the Dampier Sub Basin, offshore Western Australia.

During 2005 the Joint Venture concluded a review of the prospects and leads on WA-254-P. The Duomonte Prospect has passed a peer review and is now a firm candidate for drilling during 2006/2007. Duomonte is supported by the reprocessing of a new 3D seismic data set over the permit by the Operator, Apache, in conjunction with PGS. The reprocessing by PGS utilises very modern processing techniques.

Duomonte-1 will target the Legendre Formation at 2,550 metres with mean truncated recoverable reserves estimated at 20.4 million barrels. The prospect lies approximately 26 kilometres from the Woodside operated Legendre Field.

Lead Z has been matured into an M Australis prospect now referred to as Dr. Zeus. This prospect has passed a peer review and is likely to be drill ready in 2006/2007. Dr. Zeus will target a structural closure with mean truncated recoverable reserves estimated at 23.2 million barrels. The prospect lies approximately 23 kilometres from the Woodside operated Legendre Field.

The Little Joe Prospect which overlaps into WA-254-P (from WA-208-P) also remains in the drilling inventory. Santos, a participant in the Little Joe Prospect, is reported to be targeting an oil leg with estimated potential of 26 million barrels recoverable following the drilling of a 76 metre gross gas column at Hurricane during the 1st quarter of 2005.

Two other leads Hellybelly (Angel formation structural play) and Jayasuriya (Eliassen stratigraphic play) require further review.

The Jayasariya Lead has been mapped over an area of 11 square kilometres in WA-254-P (2) and WA-208-P with the crest in WA-254-P. The play type is a Jurassic basin floor fan with the expected reservoir being Eliassen.

The stratigraphic component of the Sage Prospect as a trap outside the Sage structural trap itself is also being studied. The Sage structural trap was tested by Sage 1 in 1999 and flowed 2,155 barrels of 48 degree API oil per day.

The Operator has also commenced studies involving the possible use of mini FPSO's which may lead to smaller discoveries like Sage being developed. The improved oil price outlook has also lowered the bar for minimum economic pool sizes.

WA-254-P was renewed on the 3 May 2001 for a further term of five years.

EP 104 - Canning Basin - 8% Interest (PreFarmout)

West Kora Application - Canning Basin - 12% Interest (Pre Farmout)

(Operator – Gulliver Productions Pty Ltd)

EP 104 occupies an area of 740 sq km of the Northern Canning Basin approximately 20 kilometres northwest of the town of Derby. EP 104 was renewed on 4 April 2005 for a term of five years.

Retention Lease R1 occupies an area of 247 sq km and was awarded on 29 August 2003 for a term of five years.

The above tenements plus the West Kora Production licence Application (165 sq km) contain the Point Torment and Valentine Prospects and the West Kora oil discovery which is currently shut in.

Point Torment is being considered as a possible gas source to generate power for the West Kimberley region due to its closer proximity than competing North West Shelf gas.


EP 104
WA-254-P
PROPOSED HIDES/KUTUBU TO GLADSTONE PIPELINE
Darwin
N.T.
Telfer
Townsville
Mt Isa
QLD.
Alice Springs
Gladstone
W.A.
Brisbane
S.A.
Kalgoorlie
N.S.W.
Perth
Esperance
Sydney
Adelaide
0
1000
KILOMETRES
VIC.
Canberra
Melbourne
LEGEND
Oil Field
Oil Pipeline
Gas Field
Gas Pipeline
First Australian Resources Interests
T/18P
TAS.
Hobart

AUSTRALIAN EXPLORATION PERMITS

There are two significant prospects in EP 104. The Point Torment prospect is a stratigraphic trap located along the Pinnacle Fault system to the northwest of the West Kora-1 well. The Point Torment structure has estimated potential recoverable reserves of 80 BCF gas and 6-12 million barrels of oil.

The Valentine Prospect is a basin floor fan tubidite sandstone on the down-thrown side of the Pinnacle Fault. It is a seismically defined stratigraphic trap in the Late Devonian Virgin Hills Formation that pinches out updip against the Pinnacle Fault and dips to the south and southeast. Estimated recoverable reserves in the Valentine Prospect are 200 million barrels or 1.2 Tcf gas.

Drilling of the proposed Stokes Bay 1 well (a follow up to the Point Torment discovery) has been delayed while the Operator seeks additional drilling partners to fund the well. The well has been rescheduled for July/August 2006.


CARNARVON BASIN INFRASTRUCTURE MAP
LEGEND
First Australian Petroleum Permits
Oil
Gas
Conventional Platform
Mini Platform
Jack-up Rig
Monopod
Subsea completion
Proposed development
Floating Production Storage and Offloading Vessel
Oil and Gas
Well Location
LNG Carrier
Oil Carrier
LNG storage tanks
Oil storage tanks
Onshore production facility
Under construction
Pipeline, possible pipeline
INDIAN
OCEAN
LAMBERT
ANGEL
COSSACK
TALISMAN
LEGENDRE
Muggles-1
EGRET
EAGLEHAWK
NORTH RANKIN A
WANAEA
SAGE DISCOVERY
WA-254-P
REINDEER
WANDOO
STAG
GOODWYN
TIDEPOLE
ECHO
YODEL
DOCKRELL
WEST DIXON
WILCOX
CAMPBELL
SINBAD
HARRIET
ROSE
GIPSY
BAMBRA
ROSETTE
NAVLIK
JOHN BROOKS
WEST TRYAL ROCKS
NORTH GORGON
CENTRAL GORGON
MAITLAND
SPAR
EAST SPAR
GORGON
SOUTH PEPPER
NORTH HERALD
CHERVIL
Airlie Is.
SALADIN
Thevenard Is.
SKATE
ONSLOW
TUBRIDGI
CHINOOK
SCINDIAN
GRIFFIN
YAMMADERRY
COWLE
ROLLER
LEATHERBACK
RAMILLIES
OUTTRIM
PYRENEES-MACEDON
EXMOUTH
Burrup Peninsula
KARRATHA
DAMPIER
Commonwealth Territory
State Territory
0
50
KILOMETRES
20° S
21° S
22° S
114° E
115° E
116° E
117° E
118° E


WA-254-P
PROSPECTS & LEADS
LEGEND
First Australian Permit
Gas Field
Oil Field
Prospects and Leads
Pipeline
0
10
KILOMETRES
LEGENDRE
Legendre Development
Now on Production
(4 prod + 1 gas reinjection)
Legendre 1
Legendre South 1
Jaubert 1
Hurricane 1
Hellcat 1/ST1
Delilah 1
Sampson 1
Argos 1
Muggles 1
Cerberus 1
WA-259-P
WA-1-P
WA-254-P
Lewis 1
LITTLE JOE PROSPECT
FAULT
Spinner 1
Baleena 1
Lauchie 1
LEAD Z
Orion 1
Janus 1
DUOMONTE
WA-209-P
Antelope 1
Coojong 1
Cherring 1
Nickol Bay 1
Hampton 1
116°30'
Hyacinthus-1
Nickol 1
SAGE
Sage-1
Discovery
WANDOO
Tingle 1
TROUGH
WA-208-P
JAYASURIYA LEAD
Rosemary Nth 1
SAFFRON
Saffron
Rosemary 1
REINDEER
Reindeer 1
Caribou 1
Eliassen 1
Enderby 1
WA-202-P
Whitewood 1
WA-28-P
WEST SAGE LEAD
PANAEUS MC3D SURVEY
HELLYBELLY PROSPECT
Bellerophon 1
Hellybelly 1
Helicon 1&ST
Monte Bello 1
COLLIER PROSPECT
ROSEMARY
LEWIS
WA-2-L
WA-258-P
Greenshank 1
Corvus 1
20°00'
MAP AREA
Derby
WESTERN AUSTRALIA
Perth

OPERATIONS REVIEW

T/18P Bass Basin - 0.09375% Overriding Royalty

(Operator - Origin)

The Company holds an overriding royalty on the T/18P exploration permit located offshore Tasmania in the Bass Basin. The Bass Basin is located to the east of the Gippsland Basin, historically the largest producing oil and gas area in Australia.

As a royalty holder, First Australian Resources Limited does not receive information on activities within the block and relies on public domain information.

During 2004 a new wildcat discovery was declared on the Trefoil Prospect. According to reports lodged with the ASX by AWE, a significant volume of gas has now been proven at Trefoil. The most likely "in-place" resource has been reported to lie in the range of 200 to 300 billion cubic feet of gas and 14 to 21 million barrels of liquids.

ASX reports also state the nearby Yolla field has been designed to allow the easy tie-in of Trefoil. The White Ibis gas and condensate field (also within T/18P) is a potential "add on" in an overall development. Several exploration prospects within T/18P have also reportedly been upgraded.

The most likely development scenario is to tie Trefoil into production facilities at the Yolla platform, where capacity exists to transport an additional 10Bcf of gas per annum to the gas treatment facilities. Development costs have been estimated at $80 million, relating to an additional production well, sub-sea completion and a 37km undersea line to the Yolla platform. As a royalty holder FAR would be free carried in any development.

Gas production could begin during this decade providing the BassGas partners, with differing equities across the two permits can reach agreement.

A standalone development for gas reserves in T/18P to produce up to 28Pj of gas pa is also possible; however this would require a long period of planning and financing.

The royalty interest was created by a Deed of Assignment and Grant of Royalty dated 19 March 1986 made between First Australian Resources NL et al and Amoco Australia Petroleum Company ("Amoco") and South Australian Oil & Gas Corporation Pty Limited ("SAOG") pursuant to which a participating interest in T/18P was assigned in exchange for an over-riding royalty interest.

The Deed establishing the royalty interest was registered by the relevant authority under the Petroleum (Submerged Lands) Act on 23 March 1986. The overriding royalty is based on a share of gross production net of Government royalty and resource rent tax.

FAR has notified each of the current participants of the royalty interest and is awaiting confirmation of acknowledgement. FAR is in receipt of correspondence from SAGASCO (now Origin Energy Resources Limited, Operator of the T/18P joint venture) accepting liability in respect of its obligation under the Deed.



OPERATIONS REVIEW

China Offshore

Beibu Gulf Block 22/12
(5% Subject To CNOOC Interest)

(Operator: ROC)

Block 22/12 is situated approximately 60 km off the coast of China, northwest of Hainan Island, and covers an area of 456 sq km (less relinquished area). Water depths are shallow, ranging from, approximately, 10 metres to 40 metres. Within the Block there are several undeveloped oil accumulations.

The Block is supported by good infrastructure and lies adjacent to the 12/1-1 Oil Field. A pipeline to the Weizhou Island Oil Terminal, 10 km to the north, passes within 5 km. Block 22/12 is covered by 421 sq km 3D seismic acquired during 2002.

A study has been conducted on the viability of developing the 12-8 West and 12-8 East oil fields in the southern part of the Block.

The study was delivered to the Joint Venture during January 2005 and was followed by an oilfield development plan (ODP) that could see first production in 2008 from the 12-8 West area (approximately 8-10 million barrels of recoverable oil), provided the venture can agree commercial terms with CNOOC for utilising existing infrastructure.

The field may be developed using multi lateral wells on artificial lift from an un-manned platform tied into an annexe on the existing Wei 12-1 Platform connected by pipeline to facilities at Weizou Island (refer schematic).

If successful, the 12-8 West Field is likely to be followed by the development of the 12-8 East Field (approximately 10 to 15 million barrels of recoverable oil).

Future Exploration: New geological models calibrated to wells drilled during 2004 suggest a cluster of prospects in the northern part of the block. These prospects are in the vicinity of the Wei 6-12-1 discovery, which was made by the Joint Venture in March 2002 and which confirmed that the oil in this part of the block is significantly less viscous than that found in the 12-8 East Field.

Based on 3D seismic, supported by amplitude and AVO anomalies, this cluster of prospects is currently estimated by the Operator to have an unrisked recoverable reserve potential in the order of 40 to 50 MMBO. The proximity of this cluster of prospects to existing infrastructure encourages the view that this part of the block warrants further exploration. Under the terms of the contract (as extended) one exploration well is required prior to September 2006, however the final drilling program will depend on rig availability and other factors.

In the event of a commercial development within Block 22/12, the interests held by the current joint venturers may reduce on a pro-rata basis by up to 51% assuming that the China Offshore Oil Corporation ("CNOOC") exercises its right to participate up to a 51% equity level in the development.

Whilst FAR is the smallest participant in this program, given its low capital base, any development or future exploration success has the potential to be meaningful to the company.


ICON
WEI 12-1 PLATFORM
WEIZHOU ISLAND
30.8 km
10.0km
12-8 ANNEXE PLATFORM
12-8 WEST PLATFORM


OFFSHORE CHINA
BEIBU BLOCK 22/12
EXISTING DISCOVERIES,
PROSPECTS AND LEADS
FIRST AUSTRALIAN RESOURCES LTD
Oil and Gas Pipelines to Weizhou Island export facilities - 15km
Cluster of 3D defined, amplitude supported prospects with collective potential for 40-50MMBO recoverable reserve
Wushi 1-4
Wei 6-12 West
6-12
Wushi 1-5 Lead
12-1 Fields CNOOC
Wei 6-12 South
12-2
12-3-4
12-8-3
12-7-1
12-8-2
12-8-1
At least 50% increase on pre-drill Independent Expert's oil-in-place estimate of 110MMBO encourages further investigation of commercial potential
BLOCK 22/12
Discoveries / Fields
Prospects / Leads
2002 Oil Discovery
2Q 2004 Wells
0
5
KILOMETRES
CHINA
VIETNAM
BLOCK 22/12
Hainan Island

Senegal

Sangomar - Rufisque (30%)

(Operator: Hunt Oil Company)

The Sangomar-Rufisque offshore licence covers an area of 14981 sq km over the shelf, slope, and basin floor of the Senegalese portion of the productive Mauritania-Senegal-Guinea Bissau Basin.

Proposed exploration involves the evaluation of a deep water play with giant hydrocarbon potential.

Large closures have been identified at the Aptian carbonate and Cenomanian sandstone levels, along with numerous Senonian stratigraphic leads with significant upside potential exceeding 1 billion barrels recoverable within the licence.

FAR is contributing toward a proposed 2000 sq km 3D seismic acquisition program commencing during the fourth quarter 2006.

The proposed 3D survey is designed to validate several potentially significant prospects and a number of leads identified by Hunt based on existing 2D seismic data in addition to identifying additional prospects.

Drilling of Prospects matured by the 3D program is likely late 2007/early 2008.

The northwest African margin is relatively under-explored, but hosts numerous recent, sizeable, and intriguing discoveries including the Woodside operated Chinguetti and Tioff discoveries in adjacent Mauritania.


Mauritania
Senegal
Gambia
Rufisque Dome
N


Dana Petroleum
Blocks 7&8 Pelican
gas discovery
Woodside
Chinguetti, Tioof,
Tevet and Banda
oil & gas discoveries
Dana Petroleum
Energy Africa
Al Thani
Ediso
Rufisque Profond
SHOC
Sangomar-Rufisque
Gambia Bid Round
Agip
AGC-Exxon
dropped out
Premier, Sinapa
oil discovery
ALGERIA
WESTERN
SAHARA
MAURITANIA
MALI
SENEGAL
GUINEA BISSAU
GUINEA
BURKINA - FASO
SIERRA LEONE
IVORY COAST
GHANA
LIBERIA
Fortessa
Theis block
Gadiaga gas field
M.S.G.B.C.
BASIN
Sterling
Dome Flore/
Casamance/AGC
N
0
250km
BOVE/
CONAKRY

OPERATIONS REVIEW

United States Of America

Oil sales during the year were 20,130 barrels (2004 – 24,769 barrels) for an average of 55 barrels per day at an average price of US$55.15 per barrel (2004 - US$39.37 per barrel) before production taxes. Gas sales during the year were 160 million cubic feet (2004 - 149 million cubic feet) or an average of 438 thousand cubic feet per day at an average price of US$8.78 per thousand cubic feet (2003 - US$5.72 per thousand cubic feet) before production taxes.

The 2005 year was characterised by exploration successes at Welder Ranch and planning toward drilling programs at Eagle in California and South Grosse Tete in Louisiana. In addition the company made significant progress in securing future drilling prospects for its 2006 program and beyond.

During 2005 the company enjoyed a 100 percent success rate through its participation in the following wells:

Welder Ranch Gas Project, Victoria County, Texas

FAR participated in the drilling of two deep gas wells, the Vaquero 1 and 2 wells, in an area of mutual interest comprising 1,000 acres of the Welder Ranch lease, in Victoria County, South Texas.

Both wells were placed in production after fracture stimulation treatment.

Additional wells may be required to evaluate and drain the entire leasehold. Pipelines are located close by, providing excellent logistics for sales.

FAR paid 11.25 percent of the initial drilling and completion cost to earn a 9 percent working interest in wells drilled within the area of mutual interest.

Whilst further wells are likely within the program FAR has reserved its position and will consider each drilling proposal on its respective merits.

Year 2006 Program

The Year 2006 program comprises the following prospects, with the level of participation typically varying between 10 and 20 percent.

The boom in drilling activity across the board in the gulf states has significantly impacted rig availability. As such projected drilling dates are likely to vary from those shown below.



UNITED STATES OF AMERICA
Cheyenne
Chicago
San Francisco
EAGLE PROSPECT
Los Angeles
HARDEMAN BASIN OILFIELDS
LOUISIANA / TEXAS PROGRAM
Atlantic
Ocean
Dallas
Texas
New Orleans
Pacific
Ocean
Rainosek
Houston
Welder Ranch
Lake Long
Gulf
of
Mexico
Mexico
0
500
1000
KILOMETRES
LOCATION MAP

OPERATIONS REVIEW

Lake Long Field, Lafourche Parish, South Louisiana

The drill data from the SL328#1 well (FAR 4.09%) (Lake Long Deep) has been integrated into the 3D data base with Hollywood potential evident in two up-dip fault blocks.

Subject to BP granting an extension of the sublease at Lake Long a deep test of the Hollywood is likely during the second half.

The Lake Long Field has produced over 300 BCF of gas and 20 million barrels of oil from some 26 separate zones ranging in thickness from 5 to 100 feet. The entire field is covered with 3D seismic.

The 2006 program also includes the drilling of the SL328#8 well (FAR 1.5%) which is considered a low risk development well targeting multiple pays that produce elsewhere within the field.

FAR enjoys a 100 percent success rate within the Lake Long Field and holds varying interests in several producing wells.

Bay Courant Project, Lafourche Parish, South Louisiana

A deeper Bay Courant structure, mapped on seismic, is also yet to be evaluated by a test well at a crestal location. Known as the "Pr Zone" this play provides significant upside in the deeper pressured sands similar in concept (although smaller) than FAR's recent Lake Long Deep test. The Operator is currently seeking expressions of interest from industry for a deep test with a well being possible during 2006.

FAR's working interest at Bay Courant (approx 413 acres) will reduce from 20 percent to 15 percent once payout has been achieved.

Rainosek-Halletsville Project, Lavaca County, Texas

Rainosek is a development project located in Lavaca County Texas. The leasehold area comprises approximately 632 acres located on and to the southeast of the Word Field area and is covered by 3D seismic and includes two producing wells and associated production equipment including tanks and pipelines.

FAR has authorised expenditures for proposed completion activity on the Rainosek-1 wellbore. A completion unit has been retained under contract to perform an uphole completion of the existing Rainosek-1 wellbore in a series of thin potential Wilcox pay zones at 8,750, 8,550, 8,312, 8,130 and 8,105 feet. This activity is expected to commence during the first half of 2006. FAR has indicated it would participate for its 21.57 percent interest (reducing to 15.89% for participation by Bass).

Provided this work is successful at least one further drilling location within the Rainosek leasehold area would also be prospective for the Wilcox zones which are evident in the Rainosek-1 and 3 wells.

FAR's working interest in the 632 acre lease is 21.57 percent. The Operator, Texas based Trio Operating Company, has operated numerous other wells for FAR. Other working interests include Lake Long partner, Kriti Exploration, Inc.

Eagle Project, San Joaquin Basin, California

The Eagle North 1 well is currently being drilled as a follow up to the Mary Bellochi well that tested productive for oil and gas in 1986.

Eagle North 1 lies approximately 1,200 feet (366 metres) northwest of the 2001 Eagle 1 surface location and at the date of this report is drilling a horizontal lateral to evaluate Gatchell sands identified on well logs as being prospective for oil and gas production.

Economic completion of the well will trigger an immediate 129 km2 3D seismic survey for planning of up to nine, 900 metre long in-situ horizontal wells (with potential 4 to 6 fold flow rates for oil and gas over a conventional vertical well) in the reservoir to drain the field over a 15 year production period as well as instituting permitting of production facilities for Eagle North 1 and other wells as they come on stream.



OPERATIONS REVIEW

Provided a successful development ensues, it is proposed to truck crude to receiving facilities at Coalinga some 20 kilometres to the west and link gas production to a 20" main gas pipeline that is northwest abutting the development.

The Operator has estimated mean potential recoverable reserves for the Eagle project of 13.48 million barrels of oil and 25.18 Billion cubic feet of gas. FAR is contributing to the drilling cost on the basis of its current interest (15% over 4,360 acres).

South Grosse Tete Project, Iberville Parish, South Louisiana

During the 2005 year FAR increased its working interest in South Grosse Tete from 17% to 18.3% and pursued additional leasing activity. Energy Drilling Rig #7 was placed under contract and drilling of the Schwing A-1 well commenced early January 2006. The well was plugged and abandoned after failing to identify hydrocarbons in the target Upthrown Bolmex section.

Deeper Prospects

The Schwing well was planned as the first phase of a three year program designed to evaluate additional deeper seismically defined objectives at the Nonion Struma, Nodosaria and Deep Wilcox intervals. Whilst the exploration risk increases with depth, this is more than offset by the target sizes of the deeper objectives, namely:

Objective	Depth (Ft)	Potential Recoverable Reserves
Nonion Struma	13,000	12-15 BCF gas
Nodosaria	13,500-14,500	100 BCF gas & 5 million barrels oil
Deep Wilcox	16,500-17,500	350-500 BCF gas & 9-13 million barrels oil

Subject to a successful exploration outcome, a prospect of this magnitude has the potential to make a significant impact on FAR's reserve and production base particularly given prevailing energy prices.

The Operator is Spartan Operating Company, a subsidiary of James Smith and Associates, of Tyler, Texas. FAR's interest in the 673 acre lease will reduce to 13.725 percent once cost recovery has been achieved on a project basis.

Clear Branch Field, Jackson Parish, Louisiana

FAR and partners logged 50 feet of Upper Cotton Valley pay in the Terry Ewing 1 well drilled in 2000 (not produced due to a poor cement bond).

A new well to test both Upper and Lower Cotton Valley zones is expected to cost in the vicinity of US$5 million to drill and complete and FAR will consider whether to participate or farm out if a firm well proposal is made.



There is no assurance a well will be drilled in Section 31 however the leases are paid up for three years and the case for a well to be drilled in that time is compelling.

FAR holds a 9.375 percent working interest in 400 acres over the prospective Cotton Valley horizons within the field.

Gulf Coast 3D Program

FAR has joined an established Houston based operator in a proposed 50 square mile 3D seismic survey covering a lightly explored area, on trend with significant Eocene production. The survey is designed to evaluate a number of structural leads generated by extensive subsurface mapping and evaluation of over 100 miles of existing 2D seismic data acquired mainly in the 1980's.

Primary Objectives are multiple normally pressured prolific Eocene sands in structural traps. The area to be evaluated with 3D seismic is on depositional strike with several nearby fields which have produced over a quarter trillion cubic feet of gas and over thirty million barrels of liquids. Although targeting natural gas, most of the sands in this trend are condensate rich.

Additional Objectives comprise highly productive Miocene, Oligocene and Upper Eocene sands. These sands have produced primarily from stratigraphic traps. A field on trend has produced almost 30 million barrels of liquids and 20 billion cubic feet of gas from this section. These shallow sands are especially prone to displaying 3D amplitude anomalies.

Deeper potential comprised of a number of high risk – high potential objectives lies beneath the Eocene section.

The purpose of the program will be to locate optimal drill sites from which the sizeable hydrocarbon potential of the play area may be tested. Potential reserves in excess of 50 BCFE, from the primary objectives alone, are anticipated.

The Operator has a successful track record of generating prospects and driving 3D programs in the Gulf Coast area. Importantly this early entry to the program will enable FAR (34% participation) to farm out certain of the future drilling risk on favourable terms, should it so desire.

CANADA

Kakwa, Alberta, Canada

FAR has commenced exploration for gas with Suncor Energy Inc., in the Kakwa area on the flank of the Peace River Arch of Alberta, Canada.

Initial Test Well

FAR is participating (15 percent) in an initial test of the deep pressured Wabamun fractured carbonate reservoir which is estimated by Suncor to have potential recoverable reserves of 17 BCF. The lease under the first test comprises 600 acres and forms part of a broader Area of Mutual Interest.

The initial test well will be drilled to a planned total depth of 13,000 feet (3,950 metres). A rig arrived on location during March 2006 and drilling has commenced. The location is immediately adjacent to a highway and to a pipeline offering good logistics for early production in the event of success.

Whilst technical analysis suggests an excellent chance of encountering the seismically defined Wabamun reservoir, the play is supported by additional secondary targets in the Cretaceous (estimated 2BCF potential) at shallower depths. Analogue fields for the Wabamun play are Berland River (57BCF) and Musreau (16-20BCF). Initial production rates of 15 million cubic feet per day are considered likely for the Wabamun reservoir. Gas prices are similar to those achieved in the broader North American market with payback possible within 18 months.

Larger Secondary Prospect

Participation in the initial test well earns FAR an option to participate in an additional much larger (50 BCF plus), also seismically controlled Wabamun prospect lying to the northeast of the initial test site on a lease comprising 800 acres. Several low risk lower potential Cretaceous targets have been identified on both blocks with up to four locations in each section.

Operator

The Operator is Calgary based Choice Resources Corp.

OPERATIONS REVIEW


Provincial Capital
Populated Area
Trans-Canada Highway
Major Roads
Lakes
Rivers
0
200Kms
Northwest Territories
British Columbia
ALBERTA
Saskatchewan
Clear Hills Area
Kakwa Area
Edmonton
Calgary
USA
Alberta
LOCATION MAP

OPERATIONS REVIEW

Clear Hills, Alberta, Canada

FAR has also commenced exploration for gas with Suncor Energy Inc., in the Clear Hills Area in Canada's Western Gas Basin adjacent to the British Columbia border.

Initial Test Well

FAR is participating (15 percent) in the first of two obligatory tests, with an option to drill a third test, of the normally pressured Lower Cretaceous Notikewin sand which is estimated by Suncor to have potential recoverable reserves of 5 to 11 BCF in the 7000 acres under lease in 11 sections.

The lease under the first test comprises 600 acres and forms part of a broader Area of Mutual Interest (AMI). There are twenty or so prospective sections within the AMI, which may provide a potential for 9 to over 19 BCF of sweet gas.

The initial test well will be drilled to a planned total depth of about 3,300 feet (1000 meters). A rig arrived on location during March 2006. The location is close to several pipelines allowing for early production in the event of success. A 36" Nova gas line is adjacent and in places crosses the acreage while an 8", 800 psi gathering line is 1/5 to 5 miles from the acreage.

The target Notikewin sands produce in the nearby Drake Field, which has cumulatively produced 28 BCF from 200 wells with an Estimated Ultimate Recovery of 75-80 BCF.

The proposed drilling locations are based on a detailed petrophysical analysis of wells, on or adjacent to the leased acreage, which were drilled for deeper objectives but were not considered commercial in the Notikewin at the time they were drilled. This aspect materially reduces the technical risk associated with the acreage.

Wells are expected to produce about 0.4 BCF/well, with initial rates of 300 thousand cubic feet per day per well. Currently the wells are drilled on 640 acre spacing. This spacing does not reflect well drainage. In analogous US reservoirs, spacing has been reduced to 40 acres or less in some cases. Such a trend can be expected in Canada as well. Gas prices are similar to those achieved in the broader North American market.

Operator

The Operator is Calgary based Choice Resources Corp.



R11
R6
R1
R20
R15
T85
T80
T75
T70
T65
T60
-1000
-1500
-2000
-2500
-3000
-3500
Peace River Arch
Deformation Belt
Gold Creek
Karr
Kakwa
Musreau
Berland River West
Pine Creek
Pinto
Marsh
Wabamun Structure and Stratigraphy
Dolomolized Wabamun
Thickened Whitelaw Member
Leduc Barrier (Peace River Arch)
Wabamun Structure (metres Subsea)
Musreau Play Type Fields

Reserve Summary

An assessment of estimated recoverable reserves effective 31 December 2005 based on existing discoveries provided by various sources is set out below. Coutret and Associates and Jeff Rhodes are independent USA based petroleum engineers. Other estimates are those published by Operators, Joint Venture participants or industry analysts.

COUNTRY		OIL (Barrels)	GAS (Billion cubic ft)	SOURCE OF DATA
USA	Gross	822 688	17.5	Coutret and Associates, Jeff Rhodes,
Multiple Properties	Net (various)	53 799	0.76	
AUSTRALIA				
(Sage Oilfield)	Gross	8 300 000 (mean)		Sun Resources NL Annual Report
	Net (11.25%)	933 750 (mean)		
(Trefoil/White Ibis)	Gross	23 000 000	300.0	Strachan Corporate Pty Ltd
	Net (.09375% ORRI)	64 686	0.84	(note: ORRI converted to rule of thumb working interest on 3:1 basis)
CHINA				
Wei 12-8	Gross	22 000 000 – 35 000 000		Petsec Energy Ltd Annual Report 2005
	Net (2.5%)	550 000 – 875 000		
TOTAL	Gross	54 122 688 – 67 945 376	317.5	
	Net	1 602 235 – 1 927 235	1.6	

Notes:

The table of potential recoverable reserves is based on oil and gas discoveries made on leases in which FAR has an interest and excludes any potential recoverable reserves attributable to undrilled prospects (including Eagle, Bay Courant Deep, South Grosse Tete Deep, Clear Branch Deep, Rainosek, Kakwa and Clear Hills).

Gross figures are the totals for all interest holders whereas net figures show only those interests attributable to FAR.

Figures shown for the USA are in the proven category according to the accepted definitions of the Society of Petroleum Engineers in that country and basically conform to the definitions used by the United States Securities and Exchange Commission. Wells making up the Company's USA reserves are concentrated in lower risk mature basins in Louisiana and Texas.

PERMIT LISTING

UNITED STATES OF AMERICA

Permit/Well/Lease	County/Basin	Area Gross Acres	FAR Interest % Working	FAR Interest % Net Revenue	
Texas					
Loveless Langford 3HT	Hardeman	80	18.2500	15.0000	
Bligh Loveless E #1	Hardeman	80	16.2500	12.1875	
	Hardeman	80	Royalty	0.3021	
Bligh Loveless F	Hardeman	80	11.3750	8.8547	
Bligh Loveless G	Hardeman	80	15.29167	SWD	
Trio Loveless I #1	Hardeman	125	20.0000	15.0000	undeveloped
JD McClellan #1,2	Hardeman	165	20.8203	16.1194	
Corda Joe McClellan #1	Hardeman	40	4.7694	3.6584	BPO
			7.0413	5.4010	APO
Mulkey A #1-B	Hardeman	40	12.7969	9.5977	
Trio Parker #1	Hardeman	80	16.7677	12.8158	
Trio-Crawford Drieschner	Wilbarger	80	24.7509	18.3075	
Trio-Crawford Drieschner	Wilbarger	80	Royalty	0.5455	
Trio Kempf #1	Wilbarger	40	16.6201	12.4651	
HBJV Wells #1	Hardeman	80	19.2607	14.9913	
Thompson-Sawyer Library	Hardeman	80	25.9103	19.6918	
Bligh Wofford Unit	Hardeman	60	15.7500	11.8125	
Sitta "A"	Hardeman	40	5.5173	4.2069	
Phillips Grange D-1	Hardeman	40	11.2500	8.6906	
Pursley Grange #1	Hardeman	40	2.1000	1.6328	
BB Thrash #3	Hardeman	80	5.1383	3.751	
Barnes #2	Lipscomb	646	20.0000	16.0000	
Lindsey Trust 109 A-1	Dawson	440	4.6400	3.5726	
Talkington #1	Dawson	160	6.6667	5.1339	
Rainosek #1	Lavacca	640	21.5766	16.1658	
Rainosek #3	Lavacca	640	20.0000	15.0000	
Evans #1	Lavacca	640	20.0000	15.0000	
Bujnoch #1	Lavacca	640	21.5766	16.1800	undeveloped
Vaquero #1	Victoria	320	9.0000	6.6877	
Vaquero #2	Victoria	320	9.0000	6.210	
Louisiana					
Pecan Lake Field					
Miami Corp. #1	Cameron	1280	Royalty	0.7089	
Miami Corp. #1D	Cameron	1280	Royalty	0.7089	
Miami Corp. #2	Cameron	1280	Royalty	0.7089	
Miami Corp. #2D	Cameron	1280	Royalty	0.7089	
Miami Corp. #3	Cameron	1280	Royalty	0.4431	
Miami Corp. #3D (Cutler)	Cameron	1280	Royalty	0.4431	
Miami Corp #5	Cameron	1280	Royalty	0.0071	undeveloped
Miami Corp #6	Cameron	1280	5.3167	4.0472	undeveloped
Ada Field					
Youngblood #1	Bienville	160	6.7500	5.1211	
Youngblood #1D	Bienville		6.7500	4.9894	
Johnson #1 Alt	Bienville	160	10.4100	7.7625	
Hooks #1Alt	Bienville	160	5.8524	4.4806	
Canterbury #1Alt	Bienville	160	12.0000	9.1873	
Clear Branch					
Terry Ewing No 1	Jackson	425	9.375	0.69375	

PERMIT LISTING

UNITED STATES OF AMERICA

Permit/Well/Lease	County/Basin	Area Gross Acres	FAR Interest % Working	Net Revenue	
Ivan Field					
Gray RA SUN:USA	Bossier	720	1.6500	APO	
Kitchens #1 Kitchens #1	Bossier	720	11.1250 Royalty	7.8242 0.1953	
Placid #1	Bossier		12.2587	8.7476	
S. Lake Raccourci					
SL 3258 #1	Lafourche	3200	5.2238	4.3056	
SL 3258 #2	Lafourche	3200	5.1000	4.1490	
Lake Long					
SL 328 well No.1	Lafourche	1402	4.09375	2.9066	
SL 328 well No.6	Lafourche	1402	31.375	23.0899	
SL 328 well No.7	Lafourche	1402	16.375	12.4080	
SL 328 well No.2ST	Lafourche	1402	12.625	9.4496	
SL 328 well No.27	Lafourche	1402	1.375	1.1246	
SL 328 well No.30	Lafourche	1402	1.375	1.1246	
SL 328 well No.28			1.375	1.1360	
Bay Courant					
SL 17316 #1	Lafourche	413	20.0	15.0	BPO
			15.0	11.25	APO
Isle St. Jean Charles					
Dupont 38 #1	Terrebone	364	5.4072	4.1918	
Dupont 38 #1D	Terrebone	364	5.4072	4.1712	
South Grosse Tete	Iberville	700	18.3000	13.725	undeveloped
					BPO
CALIFORNIA					
Eagle	Kings	4360	15.00	11.7	undeveloped
Wyoming/Montana					
Lund #1 /Plentywood	Sheridan	10,800	2.0800		undeveloped
Indian Tree Unit-Lois	Campbell	600	Royalty	0.0615	
Indian Tree Unit 6A	Campbell	600	0.4591	0.4027	
CANADA					
Kakwa	Alberta	600	15.00	drilling	AMI
Clear Hills	Alberta	600	15.00	drilling	AMI
CHINA	Beibu Gulf		5.0000	CNOOC Backin (51%)	
AUSTRALIA					
WA-254-P	Offshore Carnarvon	80,028	10.7143		
EP 104	Canning Basin	1,160,406	8.0000		
T/18 P	Bass Basin	967,000	0.0938	Royalty	
SENEGAL					
Sangomar-Rufisque	MSGB Basin	3,701,871	30.00		

Notes:

( ) The complexity of lease holdings in the United States of America is such that it is simplistic to reduce holdings to a tabular form. The summary presented is a reasonable tabulation of leases at the reporting date. Actual lease and well holdings are subject to "Before and After Payout variations", various farmout terms, provisions of operating agreements and may be subject to depth restrictions.

(II) AMI means an area of mutual interest applies to additional acreage.

(III) Permits and concessions held in countries other than the USA are subject to various royalties, Government impositions and participation agreements.

CORPORATE GOVERNANCE STATEMENT

This statement summarises the corporate governance practices adopted by the Board of Directors. FAR's objective is to achieve the best practice in corporate governance commensurate with the Company's size, its operations and the industry within which it participates.

The format of the corporate governance statement has changed in comparison with previous years owing to the introduction of the Australian Stock Exchange Corporate Governance Council's "Principles of Corporate Governance and Best Practice Recommendations" ("ASX Best Practice Recommendations").

It is noteworthy that in the Second Report to the ASX Corporate Governance Council in February 2005, the Implementation Review Group ("IRG") reported that:

> *"there is no typical organisation and no single Entity readily identifiable model for corporate governance...At different times and stages in a Company's life, some governance structures may be better for the generation of wealth of investors than others."*
>
> *"the IRG's view is that effective governance practices will be those that address the 10 key Principles"*
>
> *"the IRG considers that there is a need for further information targeted to smaller companies highlighting the acceptability of appropriately disclosed, alternative corporate governance practices."*

Given the background stated above, it should be appreciated that the practice adopted by the Board is evolving and subject to change in keeping with practices deemed appropriate by reason of the Company's size and risk profile. Following the February 2005 Report by the IRG the Board undertook a review of the Company's corporate governance framework, addressing in particular the 10 key Principles highlighted in the ASX Best Practice Recommendations.

Accordingly not all the Company's main corporate governance practices as set out below were in place for the entire financial year.

The Company and its controlled entities together are referred to as FAR in this statement.

Principle 1
Lay solid foundations for management and oversight.

The Board operates in accordance with the broad principles set out below.

Role of the Board

The Board is responsible for corporate strategy, implementation of business plans, allocation of resources, approval of budgets and capital expenditure, and the adherence to Company policies. The Board is also responsible for compliance with the Code of Conduct, overseeing risk management and internal controls, and the assessment, appointment and removal of the Executive Directors and Company Secretary.

Principle 2
Structure the Board to add value.

Board Composition

The Board comprises two independent non executive Directors and one executive Director acting in the capacity as both Chairman and chief executive officer. This approach does not follow ASX Best Practice Recommendation 2.3 as Mr. Evans is both Chairman and Chief Executive Officer.

The FAR Board's preference is that notwithstanding the Recommendation the status quo is retained because;

- There is an inherent acceptance by investors that Mr. Evans was responsible for founding the Company and establishing FAR's United States Office and US operations that provide the entire revenue stream of the group which has aggregated in excess of $42 million dollars since inception. Within the ambit of its US network Mr. Evans status within FAR has been a key component to establishing deal flow and the quality of projects being offered.

CORPORATE GOVERNANCE STATEMENT

Given that it is the view of ASX Corporate Governance Council that an executive chairman is not able to provide an independent review of the performance of management, the Board has introduced the following governance policy with effect from the 2005 year:

- Established clear protocols for handling conflicts of interest.
- Established a requirement that the remaining non executive Directors meet as often as practical but at least once per annum without any executive present.
- Established an undertaking to review this position should the Company achieve a market capitalisation exceeding $100 million.

Director's Independence

The Board adopts the criteria specified in the ASX Best Practice Recommendations to determine a Director's independence. The Board considers that Warwick Grigor and Charles Cavness satisfy the criteria in that:

- Neither Director is a substantial shareholder of the Company.
- Neither Director has been employed in an executive capacity within the last three years.
- Neither Director has been a principal of a material professional advisor within the last three years other than for Warwick Grigor who provides financial public relations advice under terms set out in notes to the financial statements that are not considered to impair his independent judgement. (Under its adopted policy concerning underwriting fees, whilst Mr. Grigor may be instrumental in introducing investors to the Company, he is specifically prohibited from participating in underwriting commissions.)
- Neither Director is a material supplier or customer of the Company.
- Neither Director has a material contractual relationship with the Company. In this context fees paid to Mr. Cavness for professional legal services from time to time and fees paid to Warwick Grigor for financial public relations as disclosed in the financial statements are not considered to be of a level or nature that would impair either Director's independent judgement.
- Neither Director has served on the Board for a period that, in itself, could impair their judgement and each Director is required to stand for re-election once in every three year period.
- There are no other interests or business relationships likely to materially interfere with the Director's ability to act in the best interests of the Company.

In addition, to facilitate independent decision making, each Director of the Company has the right to seek independent professional advice in the furtherance of their duties as Directors at the Company's expense provided they notify the Company beforehand.

The constitution of the Company provides that Directors shall not retain office for more than three calendar years or beyond the third annual general meeting following election without submitting to re-election by shareholders.

Details of the members of the Board, their skills, experience, expertise, and qualifications are set out in the Director's Report under the Heading "Information on Directors."

Meetings

The Board aims to hold at least 4 formal meetings in each calendar year corresponding where practical with the release to the ASX of the Quarterly Activity Reports. The number of meetings held is disclosed separately in the Director's Report.

Board Committees

The Board does not have separately established committees dealing with audit, nomination, remuneration risk management and disclosure functions. This constitutes a departure from the ASX Best Practice Recommendations and is dealt with more fully as follows:

Nomination Committee

The Board does not have a separate nomination committee. ASX Best Practice Recommendation 2.4 provides that the Board should establish a nomination committee notwithstanding recognition that for smaller Boards, the same efficiencies may not be apparent from a formal committee.

- The full Board of FAR undertakes an annual review of its size and composition to ensure an appropriate mix of expertise and experience. Currently the Board has an aggregate of 60 years plus experience within the resources sector. Where a vacancy exists, for whatever reason, or where it is considered that the Board would benefit from the services of a new Director with particular skills, the Board will select appropriate candidates with relevant qualifications, skills and experience.
- The Company is presently a non operator and intends to remain so for the immediate foreseeable future on the basis that this will enable a greater allocation of working capital to be applied toward exploration activity and therefore current policy places significant emphasis on the utilisation of the specialists skills of external consultants in geology, geophysics and engineering usually only available in-house within larger organisations.

Principle 3
Promote ethical and responsible decision making

Ethical Standards

The Company has a corporate code of conduct ("code") that has been fully endorsed by the Board and applies to all Directors and employees. The code is evolving with the Company and is updated as necessary to ensure it reflects an appropriate standard of behaviour and professionalism to maintain confidence in the Group's integrity.

In summary, the code requires that at all times all Company personnel act with the utmost integrity, objectivity and in compliance with the letter and the spirit of the law and Company policies.

The Company's policy in relation to dealings in the Company's securities applies to Directors, employees and consultants. Any intended market transactions must be notified to the chairman in advance to ensure that the market remains fully informed at all times prior to any contemplated transaction. The code and the Company's share trading policy are discussed with new employees.

The code and the securities trading policy are available for review on the Company's website.

Principle 4
Safeguard integrity in financial reporting

Audit Committee

Recommendation 4.2 provides that the Board should establish an audit committee. The Board of FAR has not formed an audit committee. As presently constituted, the full Board of FAR consists of only three Directors and has formed the view that it is more efficient for the Board as a whole to deal with matters that would otherwise be dealt with by an audit committee. The Board has, however, taken the following steps to safeguard the integrity of financial information. These steps include:

- Require the chief executive officer to state in writing to the Board that the Company's financial reports present a true and fair view, in all material respects, of the Company's financial condition and operating results and are in accordance with relevant accounting standards.
- Personnel responsible for generating financial reports within the group must hold appropriate tertiary qualifications in the field of accounting and finance with a minimum of 5 years relevant practical experience.
- Staff involved in the preparation of financial reports are required to undertake continuing professional education.
- A meeting of the full Board is required prior to approval of annual and half yearly financial reports.
- The chairman, Mr. Evans, is formally qualified in the field of financial reporting and is a member of the Institute of Chartered Accountants.
- Australian resident Directors conduct a meeting with the external auditors on an open and frank basis at least once per annum.
- A policy has been adopted to constitute a formal audit committee upon the group reaching a market capitalisation of $100 million or upon reaching annual sales exceeding A$10 million.

- Notwithstanding the group's size the policy is to retain one of the leading international audit groups to clearly demonstrate quality and independence and ensure the integrity of financial statements.
- The external auditor is requested to attend the annual general meeting and be available to address questions concerning the financial statements.

Principle 5
Make timely and balanced disclosure

Timely and balanced disclosure

The Company has written policies and procedures on information disclosure that focus on continuous disclosure of any information concerning the group that a reasonable person would expect to have a material effect on the price of the Company's securities. These policies and procedures also include the arrangements the Company has in place to promote communication with shareholders and encourage participation at general meetings. These policies are available on the Company's website.

During the drilling of a well the Company's policy is to report progress at least weekly and where possible to provide immediate release of any significant well data.

The chairman and Company secretary have been nominated as persons responsible for communications with the ASX. This role includes responsibility for ensuring compliance with the continuous disclosure requirements in the ASX Listing Rules and overseeing and co-ordinating disclosures to the ASX, analysts, brokers, shareholders, the media and the public.

ASX releases are posted on the Company's website as soon as practical after receiving ASX acknowledgement of release to the market.

Principle 6
Respect the rights of shareholders

All shareholders receive a copy of the annual report. In addition electronic communication is readily accessible to shareholders who may register their email address via a mechanism on the Company's website.

In addition to the Annual Report, information is communicated to shareholders through:

- Continuous disclosure in the form of public announcements to the ASX
- Quarterly reports announced to the ASX
- Investor briefings and presentations
- Notices of all meetings of shareholders and explanatory notes as applicable to resolutions.
- Publication of the above material on the FAR website

Shareholders are invited to ask questions at the Annual General Meetings and the external auditor is requested to attend the annual general meeting and be available to address questions concerning the financial statements.

Principle 7
Recognise and manage risk

ASX Best Practice Recommendation 7.1 provides that the Board should establish policies on risk oversight and management.

FAR is a junior resource Entity at the exploration and early growth stage. Exploration for oil and gas is a high risk undertaking. Accordingly, the investment risk profile of FAR is high and investment in FAR is considered to be speculative.

The Company does not have formal written policies on risk oversight and management. However, as a matter of practice, the Board is responsible for risk oversight and management. Day to day responsibility is delegated to the CEO who is responsible for:

- Identification of risk;
- Monitoring risk;
- Communication of risk events to the Board; and
- Responding to risk events, with Board authority.

CORPORATE GOVERNANCE STATEMENT

To mitigate risk, the chief executive officer is required to state to the Board in writing that:

- The statement given regarding integrity of financial statements is founded on a sound system of risk management and internal compliance and control, appropriate to an Entity of FAR's size, which implements Board policy; and
- The Company's risk management and internal compliance and control system is operating efficiently and effectively in all material respects.

The Board defines risk to be any event that, if it occurs, will have a material impact on the ability of the Company to achieve its objectives. Risk is considered across the financial, operational and organisational aspects of the Company's affairs. As a practical matter active projects and drilling and completion reports are discussed between Board members on a very regular basis.

Where exploration and associated financial risk is assessed as high, FAR has an established policy of farming out risk to other industry participants. In certain instances risk is contained at the front end by requiring exploration wells to be based on turnkey contracts, particularly where deep targets or over pressured environments are present.

Given its early stage of development, the financial and organisational risks are considered moderate as there are simple financial and organisational structures in place. Success of the Company is dependent upon exploration success and continued funding of exploration activities.

The Company has tenements in foreign jurisdictions including China and the United States of America. There are risks that arise in relation to the conduct of exploration activities in these foreign jurisdictions which the Company has identified and for which it has internal policies and procedures. The Company, in accordance with its corporate code of conduct, complies with all legal requirements of any jurisdiction in which it operates.

The Company does not operate and as part of its environmental risk identification, ensures that it is aligned with experienced operators in each segment in which it conducts business. In addition to "Operator Insurance" covering such events as well blow-outs, FAR carries additional insurance cover across all wells in which it has an interest within the United States of America.

Principle 8

Encourage enhanced performance

A performance review is conducted by the full Board on an annual basis concurrent with the publication of the Statement of Financial Performance.

Principle 9

Remunerate fairly and responsibly

Disclosure of Remuneration

FAR follows the practice of disclosing the amount of remuneration and all monetary and non-monetary components for each Director and each of the five highest paid executives during the reporting period.

Remuneration Committee

The full Board considers those matters that would usually fall to a remuneration committee as it is considered no efficiencies would be achieved by establishing a separate committee given the Company's size and the number of personnel.

The broad policy calls for executives to be remunerated on terms that are competitive with those offered by entities of a similar size within the same industry. Packages are reviewed annually by the executive chairman and allowance is made as a minimum for CPI adjustment to maintain purchasing power.

As an exploration Entity, performance outcomes are uncertain, notwithstanding endeavour. As such remuneration packages are not linked to profit performance. Present policy is to reward successful performance via incentive options that are priced on market conditions at the time of issue.

A policy has been adopted to constitute a formal remuneration committee upon the group reaching a market capitalisation of $100 million or upon reaching annual sales exceeding A$10 million.

Principle 10

Recognise the legitimate interests of stakeholders

FAR has adopted a code of conduct as a guide to compliance with legal and other obligations of legitimate stakeholders. This may be viewed on the website at www.far.com.au

DIRECTORS' REPORT

The Directors of First Australian Resources Ltd submit herewith the annual financial report for the year ended 31 December 2005. In order to comply with the provisions of the Corporations Act 2001, the Directors report as follows:

DIRECTORS

The Directors of the Company in office during or since the end of the financial year are:

M J Evans - Executive Chairman

C L Cavness - Non-Executive

W R Grigor - Non-Executive

Further information concerning the particulars of the Directors is included elsewhere within this report.

PRINCIPAL ACTIVITIES

The principal activities of the Company and of the Consolidated Entity are:

(i) exploring for and producing oil and gas;

(ii) the acquisition and sale of oil exploration and production interests.

OPERATING RESULTS

The loss of the Consolidated Entity for the year ended 31 December 2005 after income tax was $906 778 (2004: loss $3 132 116).

DIVIDENDS

The Directors recommend that no dividend be paid for the year ended 31 December 2005 nor have any amounts been paid or declared by way of dividend during the year.

REVIEW OF OPERATIONS

A review of the oil and gas operations carried on by the Company and the Consolidated Entity is set out in the Operations Review section of this Annual Report.

CHANGES IN THE STATE OF AFFAIRS

During the financial year there was no significant change in the state of affairs of the Consolidated Entity other than that referred to in the financial statements or notes thereto.

SUBSEQUENT EVENTS

Since the end of the financial year the Directors are not aware of any matter or circumstance not disclosed elsewhere in the financial statements or notes thereto that has significantly, or may significantly affect the operations of the Consolidated Entity, the results of those operations or the state of affairs of the Consolidated Entity in subsequent financial years.

FUTURE DEVELOPMENTS

The Consolidated Entity intends to continue its present range of activities during the forthcoming year. In accordance with its objectives, the Consolidated Entity intends to participate in a number of exploration and appraisal wells and new projects, and may grow its exploration effort and production base by farmin or new lease acquisitions. Certain information concerning future activity is set out in the Operations Review Section. Other information on likely developments and the expected results of operations have not been included in this report, because, in the opinion of the Directors, it would prejudice the interests of the Consolidated Entity.

ENVIRONMENTAL REGULATION

The Entity is subject to significant environmental regulation in respect of drilling for and production of oil and gas. Approvals, licences, hearings and other regulatory requirements are performed by the operators of each permit or lease on behalf of joint ventures in which the Entity participates.

The Entity is by choice a non-operator and as such compliance by operators with environmental regulations is governed by the terms of respective joint operating agreements.

The Entity is potentially liable for any environmental damage from its activities, the extent of which cannot presently be quantified and would in any event be reduced by insurance carried by the Entity or operator. As at the date of this report the Company has not been notified of any breach.

SHARE OPTIONS

Details of share options over ordinary shares issued by the Company during the period together with details of options converted during the period and on issue at 31 December 2005 are set out in Note 19 to the financial statements and form part of this report. There were no executive share options granted to Directors or Employees during the period.

INDEMNIFICATION OF OFFICERS AND AUDITORS

During or since the financial year the Company has not indemnified or made a relevant agreement to indemnify an officer or auditor of the Company or of any related body corporate against a liability incurred as such an officer or auditor. In addition, the Company has not paid, or agreed to pay, a premium in respect of a contract insuring against a liability incurred by an officer or auditor.

PARTICULARS OF DIRECTORS

MICHAEL J EVANS

Mr Evans, aged 55, was the founding Chairman of the Company and primarily responsible for its public flotation in 1985. He is a Chartered Accountant holding two business degrees and has been involved in the natural resources sector since 1981. He has considerable experience in Australian public companies particularly in relation to financing both in Australia and the United States of America.

- Relevant interest in FAR shares – 3,225,450
- Relevant interest in FAR options:
  5,000,000 incentive options having an exercise price of 10 cents and expiring 16 June 2007
- Interest in contracts - nil.

Mr Evans attended all 4 Directors meetings.

Mr Evans has also held a Directorship in Monaro Mining NL since 14 December 2004.

WARWICK R GRIGOR

Mr Grigor, aged 46, is a graduate of the Australian National University having completed degrees in law and economics. He has spent a number of years in the stockbroking sector as a senior mining analyst prior to establishing Far East Capital Limited, a specialist corporate advisory business.

- Relevant interest in FAR shares - 8,580,548
- Relevant interest in FAR options:
  1,500,000 incentive options having an exercise price at 10 cents and expiring 16 June 2007.
- Interest in contracts - refer note 28.

Mr Grigor attended all 4 Directors meetings.

Mr Grigor has also held Directorships in the following ASX listed entities:

Company	Period of Directorship
Monaro Mining NL	Since 11 March 1996
Peninsula Minerals Limited	Since 11 April 2005

Mr Grigor has also been a Director of Pan Palladium Limited and Tianshan Goldfields Limited during the past three years.

DIRECTORS' REPORT

CHARLES L CAVNESS

Mr Cavness, aged 54, resides in Denver, Colorado, United States of America, and is an Attorney at Law admitted to practice before the Supreme Courts of the States of Texas, Alaska, and Colorado. Mr Cavness has served in the legal departments of two large American oil companies, Pennzoil Corporation and Arco. Mr Cavness has spent his entire career in the oil industry, and consequently has experience in the US, Latin America, Europe and the Middle East.

- Relevant interest in FAR shares – 150,000
- Relevant interest in FAR options:
  1,000,000 incentive options having an exercise price of 10 cents and expiring 16 June 2007
- Interest in contracts - nil.

Mr Cavness attended 3 of the 4 Directors meetings held.

The above named Directors held office during and since the end of the financial year.

COMPANY SECRETARY

Albert Edward Brindal is a Fellow Certified Practising Accountant, aged 75 and holds an MBA and Bachelor of Commerce degree. Mr Brindal was appointed Company Secretary in 2000.

DIRECTORS AND EXECUTIVE DETAILS

The Directors of the Consolidated Entity during the year were:

- Michael John Evans (Executive Chairman)
- Warwick Robert Grigor (Non-Executive)
- Charles Lee Cavness (Non-Executive)

The group executives of the Consolidated Entity during the year were:

- Albert Edward Brindal
- June Ann Atling
- Roseann Adessa

REMUNERATION REPORT

The broad policy calls for executives to be remunerated on terms that are competitive with those offered by entities of a similar size within the same industry. Packages are reviewed annually by the executive chairman.

As an exploration Entity, performance outcomes are uncertain, notwithstanding endeavour. As such remuneration packages are not linked to profit performance. Present policy is to reward successful performance via incentive options that are priced on market conditions at the time of issue.

The Entity does not have a remuneration committee however the remuneration of Directors is dealt with at full Board level.

Remuneration packages contain the following key elements:

(a) Primary benefits – salary/fees and non monetary benefits including provision of motor vehicles and health benefits.
(b) Post employment benefits – superannuation.
(c) Equity – Share option granted as disclosed in Note 5 of the financial statements.
(d) Other Benefits.

DIRECTORS' REPORT

The following table discloses the remuneration of the Directors of the Company and the highest paid executives of the Consolidated group:

	Short-term employee benefits		Post-employment	Other long-term employee benefits	Termination benefits	Share-based payment	Total
Name	Salary and Fees $	Other $	Super $	$	$	Options (iii) $	$
Evans	204 865	20 582	20 294	-	-	-	245 741
Grigor (i)	20 000	-	1 800	-	-	-	21 800
Cavness(ii)	15 008	-	-	-	-	-	15 008
Brindal	-	-	-	-	-	-	-
Adessa	70 087	6 781	-	-	-	-	76 868
Atling	72 030	-	6 483	-	-	-	78 513
Total	381 990	27 363	28 577	-	-	-	437 930

(i) Includes public relations fees disclosed in note 28.

(ii) In addition Mr Cavness is paid fees for legal services rendered at normal commercial rates as disclosed in note 28.

(iii) No Options were granted to Directors during the financial year.

PROCEEDINGS ON BEHALF OF THE COMPANY

At the date of this report the Directors are not aware of any proceedings on behalf of the Entity.

NON-AUDIT SERVICES

The Directors are satisfied that the provision of non-audit services, during the year, by the auditor is compatible with the general standard of independence for auditors imposed by the Corporations Act 2001.

AUDITOR'S INDEPENDENCE DECLARATION

In order to comply with Section 307 (c) of the Corporations Act 2001, the Directors' report includes the auditor's independence declaration on page31 of the financial report.

Signed in accordance with a resolution of the Directors made pursuant to Section 298(2) of the Corporations Act 2001.

On behalf of the Directors

Mr M J Evans
Director

Perth, 29 March 2006.

INDEPENDENCE DECLARATION

Deloitte.

Deloitte Touche Tohmatsu
ABN 74 490 121 060

Woodside Plaza
Level 14
240 St Georges Terrace
Perth WA 6000
GPO Box A46
Perth WA 6837 Australia

DX 206
Tel: +61 (0) 8 9365 7000
Fax: +61 (0) 8 9365 7001
www.deloitte.com.au

The Board of Directors
First Australian Resources Limited
First Floor
87 Colin Street
WEST PERTH WA 6005

29 March 2006

Dear Board Members

First Australian Resources Limited

In accordance with section 307C of the Corporations Act 2001, I am pleased to provide the following declaration of independence to the directors of First Australian Resources Limited.

As lead audit partner for the audit of the financial statements of First Australian Resources Limited for the financial year ended 31 December 2005, I declare that to the best of my knowledge and belief, there have been no contraventions of:

(i) the auditor independence requirements of the Corporations Act 2001 in relation to the audit; and

(ii) any applicable code of professional conduct in relation to the audit.

Yours sincerely

Deloitte Touche Tohmatsu

DELOITTE TOUCHE TOHMATSU

LP Karamfiles
Partner
Chartered Accountants

Deloitte.

Deloitte Touche Tohmatsu
ABN 74 490 121 060

Woodside Plaza
Level 14
240 St Georges Terrace
Perth WA 6000
GPO Box A46
Perth WA 6837 Australia

DX 206
Tel: +61 (0) 8 9365 7000
Fax: +61 (0) 8 9365 7001
www.deloitte.com.au

Independent audit report to the members of First Australian Resources Ltd

Scope

The financial report and directors' responsibility

The financial report comprises the balance sheet, income statement, cash flow statement, statement of recognised income and expense, a summary of significant accounting policies and other explanatory notes and the directors' declaration for both First Australian Resources Ltd (the company) and the consolidated entity, for the financial year ended 31 December 2005 as set out on pages 34 to 83. The consolidated entity comprises the company and the entities it controlled at the year's end or from time to time during the financial year.

The directors of the company are responsible for the preparation and true and fair presentation of the financial report in accordance with Accounting Standards in Australia and the Corporations Act 2001. This includes responsibility for the maintenance of adequate financial records and internal controls that are designed to prevent and detect fraud and error, and for the accounting policies and accounting estimates inherent in the financial report.

Audit approach

We have conducted an independent audit of the financial report in order to express an opinion on it to the members of the company. Our audit has been conducted in accordance with Australian Auditing Standards to provide reasonable assurance whether the financial report is free of material misstatement. The nature of an audit is influenced by factors such as the use of professional judgement, selective testing, the inherent limitations of internal controls, and the availability of persuasive rather than conclusive evidence. Therefore, an audit cannot guarantee that all material misstatements have been detected.

We performed procedures to form an opinion whether, in all material respects, the financial report is presented fairly in accordance with Accounting Standards in Australia and the Corporations Act 2001 so as to present a view which is consistent with our understanding of the company's and the consolidated entity's financial position, and performance as represented by the results of their operations, their changes in equity and their cash flows.

Our procedures included examination, on a test basis, of evidence supporting the amounts and other disclosures in the financial report, and the evaluation of accounting policies and significant accounting estimates made by the directors.

INDEPENDENT AUDIT REPORT

While we considered the effectiveness of management's internal controls over financial reporting when determining the nature and extent of our procedures, our audit was not designed to provide assurance on internal controls.

The audit opinion expressed in this report has been formed on the above basis.

Audit Opinion

In our opinion, the financial report of First Australian Resources Ltd is in accordance with the Corporations Act 2001, including:

(a) giving a true and fair view of the company's and consolidated entity's financial position as at 31 December 2005 and of their performance for the year ended on that date; and

(b) complying with Accounting Standards in Australia and the Corporations Regulations 2001.

Deloitte Touche Tohmatsu

DELOITTE TOUCHE TOHMATSU

LP Karamfiles
Partner
Chartered Accountants
Perth, 29 March 2006

DIRECTORS' DECLARATION

The Directors declare that:

(a) in the Directors' opinion, there are reasonable grounds to believe that the disclosing Entity will be able to pay its debts as and when they become due and payable; and

(b) in the Directors' opinion, the attached financial statements and notes thereto are in accordance with the Corporations Act 2001, including compliance with accounting standards and giving a true and fair view of the financial position and performance of the Consolidated Entity; and

(c) the Directors have been given the declarations required by s.295A of the Corporations Act 2001.

At the date of this declaration, the company is within the class of companies affected by the ASIC Class Order 98/1418. The nature of the deed of cross guarantee is such that each company which is part to the deed guarantees to each creditor payment in full of any debt in accordance with the deed of cross guarantee.

In the directors opinion, there are reasonable grounds to believe that the company and the companies to which the ASIC Class order applies, as detailed in Note 26 to the financial statements will, as a group, be able to meet any obligations or liabilities to which they are, or may become, subject by virtue of the deed of cross guarantee.

Signed in accordance with a resolution of the Directors made pursuant to s.295(5) of the Corporations Act 2001.

On behalf of the Directors



M.J. Evans
Director

Perth, 29 March 2006

INCOME STATEMENT

FOR THE FINANCIAL YEAR ENDED 31 DECEMBER 2005

		Consolidated		Company	
	Note	2005 $	2004 $	2005 $	2004 $
Revenues	2(a)	3 778 664	2 543 887	256 739	65 416
Other income	2(b)	175 221	66 399	-	3 553
Direct operating costs		(736 749)	(580 060)	-	-
Depreciation and amortisation expense		(2 927 834)	(1 172 755)	(21 545)	(22 668)
Impairment of non current assets		(8 486)	(3 052 933)	-	(1 470 384)
Finance costs		(45 508)	(35 642)	(1 378)	(2 026)
Employee benefits expense		(437 930)	(429 385)	(361 062)	(356 488)
Consulting expense		(318 908)	(133 398)	(223 355)	(107 055)
Other expenses		(385 248)	(338 229)	(299 770)	(179 514)
Loss before income tax		**(906 778)**	**(3 132 116)**	**(639 891)**	**(2 069 166)**
Income tax expense	3(a)	-	-	-	-
Loss from continuing operations		(906 778)	(3 132 116)	(639 891)	(2 069 166)
Loss for the period		**(906 778)**	**(3 132 116)**	**(639 891)**	**(2 069 166)**
Loss attributable to members of First Australian Resources Limited	21	**(906 778)**	**(3 132 116)**	**(639 891)**	**(2 069 166)**
Earnings per share:					
Basic loss cents per share	22	(0.36)	(1.74)		
Diluted loss cents per share	22	(0.36)	(1.74)		

Notes to the financial statements are included on pages 39 to 83.

BALANCE SHEET
AS AT 31 DECEMBER 2005

	Note	Consolidated		Company	
		2005 $	2004 $	2005 $	2004 $
CURRENT ASSETS					
Cash and cash equivalents		9 456 868	2 061 794	8 679 861	1 156 122
Receivables	7	946 285	410 496	23 104	2 981
Other financial assets	8	29 031	40 972	26 618	40 972
Other	9	14 075	-	9 085	-
Total Current Assets		10 446 259	2 513 262	8 738 668	1 200 075
NON CURRENT ASSETS					
Receivables	10	-	-	4 953 620	4 418 576
Other financial assets	11	-	2 274	1 005 449	1 005 449
Property, plant and equipment	12	519 609	397 095	55 547	71 185
Oil and gas properties	13	4 765 379	4 680 058	767 771	699 674
Total Non-Current Assets		5 284 988	5 079 427	6 782 387	6 194 884
TOTAL ASSETS		15 731 247	7 592 689	15 521 055	7 394 959
CURRENT LIABILITIES					
Payables	14	437 613	481 395	75 583	66 076
Borrowings	15	616 669	15 765	9 761	15 765
Provisions	16	19 962	19 535	19 962	19 535
Total Current Liabilities		1 074 244	516 695	105 306	101 376
NON-CURRENT LIABILITIES					
Borrowings	17	-	581 597	-	9 761
Provisions	18	41 370	36 193	35 954	32 215
Total Non-Current Liabilities		41 370	617 790	35 954	41 976
TOTAL LIABILITIES		1 115 614	1 134 485	141 260	143 352
NET ASSETS		14 615 633	6 458 204	15 379 795	7 251 607
EQUITY					
Issued Capital	19	42 106 852	33 222 541	42 106 852	33 222 541
Reserves	20	185 099	5 203	133 340	249 572
Accumulated losses	21	(27 676 318)	(26 769 540)	(26 860 397)	(26 220 506)
TOTAL EQUITY		14 615 633	6 458 204	15 379 795	7 251 607

Notes to the financial statements are included on pages 39 to 83.

STATEMENT OF RECOGNISED INCOME AND EXPENSE
FOR THE FINANCIAL YEAR ENDED 31 DECEMBER 2005

		Consolidated		Company	
	Note	2005 $	2004 $	2005 $	2004 $
Translation of foreign operations:					
Exchange differences taken to equity	20	296 128	(244 369)	-	-
Share issue costs	19	(608 957)	(141 107)	(608 957)	(141 107)
Net income/(expense) recognised directly in equity		(311 829)	(385 476)	(608 957)	(141 107)
Loss for the period		(906 778)	(3 132 116)	(639 891)	(2 069 166)
Total recognised income and expense for the period		(1 218 607)	(3 517 592)	(1 248 848)	(2 210 273)
Attributable to:					
Equity holders of the parent		(1 218 607)	(3 517 592)	(1 248 848)	(2 210 273)
Effects of changes in accounting policy:					
Equity holders of the parent		-	-	-	-

Notes to the financial statements are included on pages 39 to 83.

CASH FLOW STATEMENT

FOR THE FINANCIAL YEAR ENDED 31 DECEMBER 2005

	Note	Consolidated 2005 $	Consolidated 2004 $	Company 2005 $	Company 2004 $
CASH FLOWS FROM OPERATING ACTIVITIES					
Receipts from customers		2 834 196	2 243 025	-	-
Payments to suppliers		(1 607 787)	(1 407 656)	(829 288)	(616 380)
Interest paid		(44 849)	(34 128)	-	(2 026)
Net cash provided by/(used in) operating activities	31(e)	1 181 560	801 241	(829 288)	(618 406)
CASH FLOWS FROM INVESTING ACTIVITIES					
Interest received		233 019	78 930	229 762	66 923
Payments for oil and gas properties		(2 629 794)	(2 553 521)	(68 097)	(832 813)
Payments for property, plant and equipment		(390 245)	(71 135)	(5 907)	(48 968)
Proceeds from sale of oil and gas properties		175 825	198 947	-	-
Proceeds from sale of well equipment		19 009	28 850	-	-
Proceeds from sale of property plant and equipment		-	22 818	-	22 818
Amounts advanced to related parties		-	-	(560 701)	-
Other		4 979	-	2 980	-
Net cash used in investing activities		(2 587 207)	(2 295 111)	(401 963)	(792 040)
CASH FLOWS FROM FINANCING ACTIVITIES					
Proceeds from issue of shares and other equity securities		9 243 696	1 801 636	9 243 696	1 801 636
Payment for share issue costs		(488 706)	(141 107)	(488 706)	(141 107)
Net cash provided by financing activities		8 754 990	1 660 529	8 754 990	1 660 529
NET INCREASE IN CASH AND CASH EQUIVALENTS		7 349 343	166 659	7 523 739	250 083
Cash and cash equivalents at the beginning of the year		2 061 794	1 994 866	1 156 122	907 089
Effects of exchange rate changes on cash and cash equivalents		45 731	(99 731)	-	(1 050)
Cash and cash equivalents at the end of the period	31(a)	9 456 868	2 061 794	8 679 861	1 156 122

Notes to the financial statements are included on pages 39 to 83.

NOTES TO THE FINANCIAL STATEMENTS
31 DECEMBER 2005

1. Summary of significant accounting policies

Statement of compliance

The financial report is a general purpose financial report which has been prepared in accordance with the Corporations Act 2001, Accounting Standards and Urgent Issues Group Interpretations, and complies with other requirements of the law. Accounting Standards include Australian equivalents to International Financial Reporting Standards ('A-IFRS'). Compliance with the A-IFRS ensures that the Consolidated financial statements and notes of the Consolidated Entity comply with International Financial Reporting Standards ('IFRS'). The Parent Entity financial statements and notes also comply with IFRS except for the disclosure requirements in IAS 32 'Financial Instruments: Disclosure and Presentation' as the Australian equivalent Accounting Standard, AASB 132 'Financial Instruments: Disclosure and Presentation' does not require disclosures to be presented by the Parent Entity where its separate financial statements are presented together with the Consolidated financial statements of the Consolidated Entity.

The financial statements were authorised for issue by the Directors on 27 March 2006.

Basis of preparation

The principal accounting policies adopted in the preparation of the financial report are set out below. These policies have been consistently applied to all the periods presented, unless otherwise stated.

Application of AASB 1 First-time Adoption of Australian Equivalents to International Financial Reporting Standards (A-IFRS).

This financial report is the first full financial year report to be prepared by First Australian Resources Limited in accordance with A-IFRS. Financial statements of First Australian Resources Limited until 31 December 2004 had been prepared in accordance with previous Australian Generally Accepted Accounting Principles (AGAAP). AGAAP differs in certain respects from A-IFRS.

The Consolidated Entity changed its accounting policies on 1 January 2005 to comply with A-IFRS. The transition to A-IFRS is accounted for in accordance with Accounting Standard AASB 1 'First-time Adoption of Australian Equivalents to International Financial Reporting Standards', with 1 January 2004 as the date of transition. An explanation of how the transition from superseded policies under AGAAP to A-IFRS has affected the Consolidated Entity's financial position, financial performance and cash flows is discussed in note 33.

The accounting policies set out below have been applied in preparing the financial statements for the period ended 31 December 2005, the comparative information presented in these financial statements, and in the preparation of the opening A-IFRS balance sheet at 1 January 2004 (as disclosed in note 33), the Consolidated Entity's date of transition, except for the accounting policies in respect of financial instruments. The Consolidated Entity has not restated comparative information for financial instruments as permitted under the first-time adoption transitional provisions. The accounting policies for financial instruments applicable to the comparative information are consistent with those adopted and disclosed in the lodged 2004 annual financial report except as disclosed in note 1(x). The impact of changes in these accounting policies on 1 January 2005, the date of transition for financial instruments, is discussed further in note 33.

Historical cost convention
These financial statements have been prepared under the historical cost convention, as modified by the revaluation of available-for-sale financial assets, financial assets and liabilities (including derivative instruments) at fair value through profit or loss.

Critical accounting estimates
The preparation of financial statements in conformity with A-IFRS requires the use of certain critical accounting estimates. It also requires management to exercise its judgement in the process of applying the Consolidated Entity's accounting policies.

(a) Borrowings

Borrowings are recorded initially at fair value, net of transaction costs. Subsequent to initial recognition, borrowings are measured at amortised cost with any difference between the initial recognised amount and the redemption value being recognised in profit and loss over the period of the borrowing using the effective interest rate method.

Borrowings are classified as current liabilities unless the Group has an unconditional right to defer settlement of the liability for at least 12 months after the balance sheet date.

(b) Borrowing costs

Borrowing costs are expensed.

1. Summary of significant accounting policies (continued)

(c) Cash and cash equivalents

Cash and cash equivalents includes cash on hand, deposits held at call with financial institutions, other short-term, highly liquid investments with original maturities of three months or less that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes on value, net of outstanding bank overdrafts. Bank overdrafts are shown within borrowings in current liabilities on the balance sheet.

Cash flows have been allocated among operating, investing and financing activities which appropriately classify the Consolidated Entity's activities.

(d) Employee benefits

General

Employee benefit expenses arising in respect of wages and salaries, non-monetary benefits, annual leave, long service leave, and other types of employee benefits are charged to the income statement in the period in which they are incurred. Contributions to superannuation funds by entities within the Group are charged to the income statement when due. A superannuation scheme is not maintained on behalf of employees.

Wages and salaries, annual leave and sick leave

Liabilities for wages and salaries, including non-monetary benefits and annual leave expected to be settled within 12 months of the reporting date are recognised in other payables in respect of employees' services up to the reporting date and are measured at the amounts expected to be paid when the liabilities are settled when the leave is taken and measured at the rates paid or payable.

Long service leave

The liability for long service leave is recognised in the provision for employee benefits and measured as the present value of expected future payments to be made in respect of services provided by employees up to the reporting date using the projected unit credit method. Consideration is given to expected future wage and salary levels, experience of employee departures and periods of service. Expected future payments are discounted using market yields at the reporting date on national government bonds with terms to maturity and currency that match, as closely as possible, the estimated future cash outflows.

Share based payments

Whilst Options have been granted by the Company to employees prior to 1 January 2005, this is not necessarily a recurring event and as such the Company has not yet developed an Employee Option Plan.

The Consolidated Entity has applied the requirements of AASB 1 *'First-time Adoption of Australian Equivalents to International Financial Reporting Standards'* in respect of equity instruments and share based payments.

Certain options were granted to Directors and employees on 17 June 2004. As these options vested prior to 1 January 2005, no financial impact has been recognised in respect of these options. Provided the options are exercised prior to their expiry date, the shares are recognised when the options are exercised and the proceeds received allocated to share capital.

Share options granted after 7 November 2002 and vested after 1 January 2005

There are presently no options held by employees over equity in the Group that falls within this class. As previously stated the Group does not have a formalised Employee Share Option Plan.

(e) Financial assets

Financial assets at fair value through profit or loss

A financial asset is classified in this category if acquired principally for the purpose of selling in the short term or if so designated by management. The policy of management is to designate a financial asset as such if there exists the possibility it will be sold in the short term and the asset is subject to frequent changes in fair value. Financial assets held for trading purposes are classified as current assets and are stated at fair value, with any resultant gain or loss recognised in profit or loss.

Held-to-maturity investments

Held-to-maturity investments are non-derivative financial assets with fixed or determinable payments and fixed maturities that the Group's management has the positive intention and ability to hold to maturity.

NOTES TO THE FINANCIAL STATEMENTS
31 DECEMBER 2005

1. Summary of significant accounting policies (continued)

(e) Financial assets (continued)

Held-to-maturity investments (continued)

Bills of exchange are recorded at amortised cost using the effective interest method less impairment, with revenue recognised on an effective yield basis. The effective interest method is a method of calculating the amortised cost of a financial asset and of allocating interest income over the relevant period. The effective interest rate is the rate that exactly discounts estimated future cash receipts through the expected life of the financial asset, or, where appropriate, a shorter period.

Loans and receivables

Loans and receivables are non derivative financial assets with fixed or determinable payments that are not quoted in an active market. They arise when the Group provides money, goods or services directly to a debtor with no intention of selling the receivable. They are included in current assets, except for those with maturities greater than 12 months after the balance sheet date which are classified as non-current assets. Loans and receivables are included in receivables in the balance sheet. Trade receivables, loans, and other receivables are recorded at amortised cost less impairment.

(f) Fair value estimation

The fair value of financial assets and financial liabilities must be estimated for recognition and measurement or for disclosure purposes.

Techniques, such as estimated discounted cash flows, are used to determine fair value for certain financial instruments. The fair value of forward exchange contracts, where applicable, is determined using forward exchange market rates at the balance sheet date.

The nominal value less estimated credit adjustments of trade receivables and payables are assumed to approximate their fair values. The fair value of financial liabilities is estimated by discounting the future contractual cash flows at the current market interest rate that is available to the Group for similar financial instruments.

(g) Financial instruments issued by the Company

Debt and equity instruments

Debt and equity instruments including ordinary shares and options are classified as either liabilities or as equity in accordance with the substance of the contractual arrangement.

Transaction costs on the issue of equity instruments

Transaction costs arising on the issue of equity instruments, including new shares and options, are recognised directly in equity as a reduction of the proceeds of the equity instruments to which the costs relate. Transaction costs are the costs that are incurred directly in connection with the issue of those equity instruments and which would not have been incurred had those instruments not been issued.

Interest and dividends

Interest and dividends are classified as expenses or as distributions of profit consistent with the balance sheet classification of the related debt or equity instruments or component parts of compound instruments. The Consolidated Entity does not presently pay dividends.

(h) Foreign currency translation

Functional and presentation currency

Items included in the financial statements of each of the Group's Entities are measured using the currency of the primary economic environment in which the Entity operates ("the functional currency").

The Consolidated financial statements are presented in Australian dollars, which is First Australian Resources Limited's functional and presentation currency.

Transactions and balances

Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognised in the income statement.

1. Summary of significant accounting policies (continued)

(h) Foreign currency translation (continued)

Group companies and foreign operations

The results and financial position of all the Group Entities (none of which has the currency of a hyperinflationary economy) that have a functional currency different from the presentation currency are translated into the presentation currency as follows:

- Assets and liabilities for each balance sheet presented are translated at the closing rate at the date of that balance sheet;
- Income and expenses for each income statement are translated at average exchange rates (unless this is not a reasonable approximation of the cumulative effect of the rates prevailing on the transaction dates, in which case income and expenses are translated at the dates of the transactions); and
- All resulting exchange differences are recognised as a separate component of equity.

On consolidation, exchange differences arising from the translation of any net investment in foreign entities, and of borrowings and other currency instruments designated as hedges of such investments, are taken to shareholders' equity. When a foreign operation is sold or borrowings repaid a proportionate share of such exchange differences are recognised in the income statement as part of the gain or loss on sale.

Goodwill and fair value adjustments arising on the acquisition of a foreign Entity on or after the date of transition to A-IFRS are treated as assets and liabilities of the foreign Entity and translated at exchange rates prevailing at the reporting date.

(i) Goods and services tax

Revenues, expenses and assets are recognised net of the amount of goods and services tax (GST), except:

(i) where the amount of GST incurred is not recoverable from the taxation authority, it is recognised as part of the cost of acquisition of an asset or as part of an item of expense; or

(ii) for receivables and payables which are recognised inclusive of GST.

The net amount of GST recoverable from, or payable to, the taxation authority is included as part of receivables or payables.

Cash flows are included in the cash flow statement on a gross basis. The GST component of cash flows arising from investing and financing activities which is recoverable from, or payable to, the taxation authority is classified as operating cash flows.

(j) Acquisition of assets and goodwill

The purchase method of accounting is used to account for all acquisitions of assets (including business combinations) regardless of whether equity instruments or other assets are acquired. Cost is measured as the fair value of the assets given, shares issued or liabilities incurred or assumed at the date of exchange plus costs directly attributable to the acquisition. Where equity instruments are issued in an acquisition, the value of the instruments is their published market price as at the date of exchange unless, in rare circumstances, it can be demonstrated that the published price at the date of exchange is an unreliable measure of fair value. Transaction costs arising on the issue of equity instruments are recognised directly in equity.

Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date, irrespective of the extent of any minority interest. The excess of the cost of acquisition over the fair value of the Consolidated Entity's share of the identifiable net assets acquired is recorded as goodwill and not amortised, but tested for impairment annually and whenever there is an indication that the goodwill may be impaired. Any impairment is recognised immediately in profit or loss and is not subsequently reversed. If the cost of acquisition is less than the fair value of the business combination, the difference is recognised directly in the income statement.

Where settlement of any part of cash consideration is deferred, the amounts payable in the future are discounted to their present value as at the date of exchange. The discount rate used is the Entity's incremental borrowing rate, being the rate at which a similar borrowing could be obtained from an independent financier under comparable terms and conditions.

1. Summary of significant accounting policies (continued)

(k) Exploration and evaluation costs

Exploration and evaluation costs are accumulated in respect of each "area of interest" or geographical segment in accordance with AASB 6 'Exploration For and Evaluation of Mineral resources' and are disclosed as a separate class of assets. Costs are either expensed as incurred or partially or fully capitalised as an exploration and evaluation asset provided exploration titles are current and at least one of the following conditions are satisfied:

(i) the exploration and evaluation expenditures are expected to be recouped through development and exploitation of the area of interest or by future sale; and

(ii) exploration and evaluation activities in the area of interest have not at the reporting date reached a stage which permits a reasonable assessment of the existence or otherwise of economically recoverable reserves, and active and significant operations in, or in relation to, the area of interest are continuing.

Exploration and evaluation assets are classified between tangible and intangible and are assessed for impairment when facts and circumstances suggest the carrying amount may exceed the recoverable amount. Impairment losses are recognised in the income statement.

Expenditures relating to development of oil and gas leases are shown separately and not included in exploration and evaluation assets.

(l) Impairment of assets

Assets that are subject to amortisation are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset's fair value less costs to sell and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash flows (cash generating units). Impairment losses are recognised in the income statement.

If the recoverable amount of an asset (or cash-generating unit) is estimated to be less than its carrying amount, the carrying amount of the asset (cash-generating unit) is reduced to its recoverable amount. An impairment loss is recognised in profit or loss immediately, unless the relevant asset is carried at fair value, in which case the impairment loss is treated as a revaluation decrease.

Where an impairment loss subsequently reverses, the carrying amount of the asset (cash-generating unit) is increased to the revised estimate of its recoverable amount, but only to the extent that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognised for the asset (cash-generating unit) in prior years. A reversal of an impairment loss is recognised in profit or loss immediately, unless the relevant asset is carried at fair value, in which case the reversal of the impairment loss is treated as a revaluation increase.

(m) Income tax

Current tax

Current tax is calculated by reference to the amount of income taxes payable or recoverable in respect of the taxable profit or tax loss for the period. It is calculated using tax rates and tax laws that have been enacted or substantively enacted by reporting date. Current tax for current and prior periods is recognised as a liability (or asset) to the extent that it is unpaid (or refundable).

1. Summary of significant accounting policies (continued)

(m) Income tax (continued)

Deferred tax

Deferred tax is accounted for using the comprehensive balance sheet liability method in respect of temporary differences arising from differences between the carrying amount of assets and liabilities in the financial statements and the corresponding tax base of those items.

In principle, deferred tax liabilities are recognised for all taxable temporary differences. Deferred tax assets are recognised to the extent that it is probable that sufficient taxable amounts will be available against which deductible temporary differences or unused tax losses and tax offsets can be utilised. However, deferred tax assets and liabilities are not recognised if the temporary differences giving rise to them arise from the initial recognition of assets and liabilities (other than as a result of a business combination) which affects neither taxable income nor accounting profit. Furthermore, a deferred tax liability is not recognised in relation to taxable temporary differences arising from goodwill.

Deferred tax liabilities are recognised for taxable temporary differences arising on investments in subsidiaries and joint ventures except where the Consolidated Entity is able to control the reversal of the temporary differences and it is probable that the temporary differences will not reverse in the foreseeable future.

Deferred tax assets arising from deductible temporary differences associated with these investments and interests are only recognised to the extent that it is probable that there will be sufficient taxable profits against which to utilise the benefits of the temporary differences and they are expected to reverse in the foreseeable future.

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply to the period(s) when the asset and liability giving rise to them are realised or settled, based on tax rates (and tax laws) that have been enacted or substantively enacted by the reporting date. The measurement of deferred tax liabilities and assets reflects the tax consequences that would follow from the manner in which the Consolidated Entity expects, at the reporting date, to recover or settle the carrying amount of its assets and liabilities.

Deferred tax assets and liabilities are offset when they relate to income taxes levied by the same taxation authority and the Company/Consolidated Entity intends to settle its current tax assets and liabilities on a net basis.

Current and deferred tax for the period

Current and deferred tax is recognised as an expense or income in the income statement, except when it relates to items credited or debited directly to equity, in which case the deferred tax is also recognised directly in equity, or where it arises from the initial accounting for a business combination, in which case it is taken into account in the determination of goodwill or excess.

Tax consolidation

The Company and all its wholly-owned Australian resident Entities are part of a tax Consolidated group under Australian taxation law. First Australian Resources Limited is the Head Entity in the tax-Consolidated group. A tax funding arrangement has not been finalised between Entities within the tax Consolidated group.

(n) Joint ventures

Jointly controlled assets and operations

Interests in jointly controlled assets and operations are reported in the financial statements by including the Consolidated Entity's share of assets employed in the joint ventures, the share of liabilities incurred in relation to the joint ventures and the share of any expenses incurred in relation to the joint ventures in their respective classification categories.

Jointly controlled entities

The interest in a joint venture partnership is accounted for in the Consolidated financial statements using the equity method and is carried at cost by the Parent Entity. Under the equity method, the share of the profits or losses of the partnership is recognised in the income statement, and the share of movements in reserves is recognised in reserves in the balance sheet.

Profits or losses on transactions establishing a joint venture partnership and transactions with the joint venture are eliminated to the extent of the Group's ownership interest until such time as they are realised by the joint venture partnership on consumption or sale, unless they relate to an unrealised loss that provides evidence of the impairment of an asset transferred.

NOTES TO THE FINANCIAL STATEMENTS
31 DECEMBER 2005

1. Summary of significant accounting policies (continued)

(o) Leases

Leases are classified as finance leases whenever the terms of the lease transfer substantially all the risks and rewards of ownership to the lessee. All other leases are classified as operating leases.

Consolidated Entity as lessee
Assets held under finance leases are initially recognised at their fair value or, if lower, at amounts equal to the present value of the minimum lease payments, each determined at the inception of the lease. The corresponding liability to the lessor is included in the balance sheet as a finance lease obligation.

Lease payments are apportioned between finance charges and reduction of the lease obligation so as to achieve a constant rate of interest on the remaining balance of the liability. Finance charges are charged directly against income in accordance with the Consolidated Entity's general policy on borrowing costs. Refer to note 1(b).

Finance leased assets are amortised on a diminishing value basis over the estimated useful life of the asset. Operating lease payments are recognised as an expense on a straight-line basis over the lease term, except where another systematic basis is more representative of the time pattern in which economic benefits from the leased asset are consumed.

Lease incentives
In the event that lease incentives are received to enter into operating leases, such incentives are recognised as a liability. The aggregate benefits of incentives are recognised as a reduction of rental expense on a straight-line basis, except where another systematic basis is more representative of the time pattern in which economic benefits from the leased asset are consumed.

(p) Payables

Trade payables and other accounts payable are recognised when the Consolidated Entity becomes obliged to make future payments resulting from the purchase of goods and services. The amounts are unsecured and usually paid within 30 days of recognition.

(q) Principles of Consolidation

The Consolidated financial statements are prepared by combining the financial statements of all the entities that comprise the Consolidated Entity, being the Company (the Parent Entity) and its subsidiaries as defined in Accounting Standard AASB 127 'Consolidated and Separate Financial Statements'. Consistent accounting policies are employed in the preparation and presentation of the Consolidated financial statements.

The Consolidated financial statements incorporate the assets and liabilities of all subsidiaries of First Australian Resources Limited ("Company" or "Parent Entity") as at the reporting date and the results of all the subsidiaries for the period then ended. First Australian Resources Limited and its subsidiaries together are referred to as the Group or the Consolidated Entity.

Subsidiaries are all those entities (including special purpose entities) over which the Group has the power to govern the financial and operating policies, generally accompanying a shareholding of more than one-half of the voting rights. The existence and effect of potential voting rights that are currently exercisable or convertible are considered when assessing whether the Group controls another Entity.

Subsidiaries are fully consolidated from the date on which control is transferred to the Group. They are de-consolidated from the date that control ceases.

The purchase method of accounting is used to account for the acquisition of subsidiaries which are business combinations by the Group (refer to Note 1(j)).

Intercompany transactions, balances and unrealised gains on transactions between Group companies are eliminated. Unrealised losses are also eliminated unless the transaction provides evidence of the impairment of the asset transferred. Accounting policies of subsidiaries have been changed where necessary to ensure consistency with the policies adopted by the Group.

(r) Property, plant and equipment and oil and gas properties

Plant and equipment, equipment under finance lease and oil and gas properties are stated at cost less accumulated depreciation and impairment. Cost includes expenditure that is directly attributable to the acquisition of the item. In the event that settlement of all or part of the purchase consideration is deferred, cost is determined by discounting the amounts payable in the future to their present value as at the date of acquisition. Subsequent costs are included in the asset's carrying amount or recognised as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Group and the cost of the item can be measured reliably. All other repairs and maintenance are charged to the income statement during the financial period in which they are incurred.

All tangible assets have limited useful lives and are depreciated/amortised using the diminishing value method over their estimated useful lives, taking into account estimated residual values, with the exception of carried forward development expenditure in the production phase which is amortised on a units of production method based on the ratio of actual production to remaining proved reserves (1P) as estimated by independent petroleum engineers, and finance lease assets which are amortised over the term of the relevant lease, or where it is likely the Consolidated Entity will obtain ownership of the asset, the life of the asset.

Depreciation is calculated on a diminishing value basis so as to write off the net cost or other revalued amount of each asset over its expected useful life to its estimated residual value, as follows:

- Vehicles	22.5%
- Furniture, fittings and equipment	20%
- Telephones	30%
- Computer equipment	40%
- Plant and well equipment	Based on units of production
- Oil and gas properties	Based on units of production

Leasehold improvements are depreciated over the period of the lease or estimated useful life, whichever is the shorter, using the diminishing value method.

The estimated useful lives, residual values and depreciation method is reviewed at the end of each annual reporting period and adjusted if appropriate.

Gains and losses on disposals are determined by comparing proceeds with carrying amount. These are included in the income statement. When revalued assets are sold, it is Group policy to transfer the amounts included in other reserves in respect of those assets to retained earnings.

(s) Provisions

Provisions are recognised when the Consolidated Entity has a present obligation, the future sacrifice of economic benefits is probable, and the amount of the provision can be measured reliably. Provisions are not recognised for future operating losses.

The amount recognised as a provision is the best estimate of the consideration required to settle the present obligation at reporting date, taking into account the risks and uncertainties surrounding the obligation. Where a provision is measured using the cashflows estimated to settle the present obligation, its carrying amount is the present value of those cashflows. When some or all of the economic benefits required to settle a provision are expected to be recovered from a third party, the receivable is recognised as an asset if it is virtually certain that recovery will be received and the amount of the receivable can be measured reliably.

The Consolidated Entity recognises any obligations for removal and restoration that are incurred during a particular period as a consequence of having undertaken exploration and evaluation activity. Restoration and abandonment obligations are reviewed annually taking into account estimates by independent petroleum engineers.

(t) Revenue recognition

Sale of oil and gas and related products
Revenue from the sale of oil and gas and related products is recognised when the Consolidated Entity has transferred to the buyer the significant risks and rewards of ownership and can be measured reliably. In the case of oil this usually occurs at the time of lifting.

Royalties
Royalty revenue is recognised on an accrual basis in accordance with the substance of the relevant agreement.

NOTES TO THE FINANCIAL STATEMENTS
31 DECEMBER 2005

1. Summary of significant accounting policies (continued)

(t) Revenue recognition (continued)

Dividend and interest revenue

Dividend revenue is recognised on a receivable basis. Interest revenue is recognised on a time proportionate basis that takes into account the effective yield on the financial asset.

(u) Share-based payments to suppliers

Equity-settled share-based payments granted after 7 November 2002 that were unvested as of 1 January 2005, are measured at fair value at the date of grant. Fair value is measured by use of a binomial model. The expected life used in the model has been adjusted, based on management's best estimate, for the effects of non-transferability, exercise restrictions, and behavioural considerations.

The fair value determined at the grant date of the equity-settled share-based payments is expensed on a straight-line basis over the vesting period, based on the Consolidated Entity's estimate of shares that will eventually vest.

For cash-settled share-based payments, a liability equal to the portion of the goods or services received is recognised at the current fair value determined at each reporting date.

(v) Segment reporting

A business segment is a group of assets and operations engaged in providing products or services that are subject to risks and returns that are different to those of other business segments. A geographical segment is engaged in providing products or services within a particular economic environment and is subject to risks and returns that are different from those of segments operating in other economic environments.

(w) Earnings per share

Basic earnings per share

Basic earnings per share is calculated by dividing the profit attributable to equity holders of the Company, excluding any costs of servicing equity other than ordinary shares, by the weighted average number of ordinary shares outstanding during the half-year, adjusted for bonus elements in ordinary shares issued during the half-year.

Diluted earnings per share

Diluted earnings per share adjusts the figures used in the determination of basic earnings per share to take into account the after income tax effect of interest and other financing costs associated with dilutive potential ordinary shares and the weighted average number of shares assumed to have been issued for no consideration in relation to dilutive potential ordinary shares.

(x) Comparative information – financial instruments

The consolidated entity has elected not to restate comparative information for financial instruments within the scope of AASB 132 "Financial Instruments: Disclosure and Presentation" and AASB 139 ("Financial Instruments: Recognition and Measurement" as permitted under first time adoption of A-IFRS.

The accounting policies applied to accounting for financial instruments in the current financial year are detailed in notes 1(e), 1(g) and 1(a). The accounting policies for financial instruments applicable to the comparative information are consistent with those adopted and disclosed in the lodged 2004 annual financial report and are shown below.

Borrowings

Bank Loans and other loans are recorded at an amount equal to the net proceeds received. Interest expense is recognised on an accrual basis.

Receivables

Trade receivables and other receivables are recorded at the amounts due less any allowance for doubtful debts.

Interest – Bearing Liabilities

Debentures, bank loans and other loans are recorded at an amount equal to the net proceeds received. Interest expense is recognised on an accrual basis.

NOTES TO THE FINANCIAL STATEMENTS
31 DECEMBER 2005

1. Summary of significant accounting policies (continued)

(x) Comparative information – financial instruments (continued)

Effect of changing the accounting policies for financial instruments on the balance sheet as at 1 January 2005 is shown below:

	Consolidated			Company		
	31 Dec 2004 $	Effect of adoption $	1 Jan 2005 $	31 Dec 2004 $	Effect of adoption $	1 Jan 2005 $
Current assets						
Cash and cash equivalents	2 088 412	(26 618)	2 061 794	1 182 740	(26 618)	1 156 122
Other financial assets	14 354	26 618	40 972	-	26 618	26 618

NOTES TO THE FINANCIAL STATEMENTS
31 DECEMBER 2005

2. Loss from operations

	Consolidated		Company	
	2005 $	2004 $	2005 $	2004 $
(a) Revenue				
Revenue from operations consisted of the following items:				
Sales Revenue:				
Oil and gas revenues	3 518 683	2 465 719	-	-
Interest Revenue:				
Interest received or due and receivable:				
Bank deposits	249 501	78 168	246 259	65 416
Other	10 480	-	10 480	-
	3 778 664	2 543 887	256 739	65 416
(b) Loss before income tax				
Loss before income tax has been arrived at after crediting/ (charging) the following gains and losses from continuing operations:				
Gain/(loss) on disposal of property, plant and equipment	-	(7 116)	-	3 553
Gain/(loss) on disposal of oil and gas properties	175 221	73 515	-	-
	175 221	66 399	-	3 553
Net foreign exchange gains/(losses)	(1 803)	(1 050)	(1 803)	(1 050)
Impairment of non-current assets:				
- exploration properties	(8 486)	(3 052 933)	-	(6 718)
- wholly owned controlled entity debt	-	-	-	(1 463 666)
	(8 486)	(3 052 933)	-	(1 470 384)
Cost of Goods Sold:				
Direct production costs	(736 749)	(580 060)	-	-
Finance Costs:				
Interest paid or due and payable				
- on loans	(45 508)	(33 616)	(1 378)	-
- on hire purchase contract	-	(2 026)	-	(2 026)
Total interest expense	(45 508)	(35 642)	(1 378)	(2 026)
Depreciation of non-current assets:				
Property, plant and equipment	(463 698)	5 455	(21 545)	(22 668)
Amortisation of non-current assets:				
Producing properties	(2 464 136)	(1 178 210)	-	-
	(2 927 834)	(1 172 755)	(21 545)	(22 668)
Operating lease rental expenses:				
Rental expense on operating lease	(81 181)	(69 123)	(36 989)	(25 571)
Employee benefit expense:				
Post employment benefits:				
Defined contribution plans	(28 577)	(27 784)	(28 577)	(27 784)
Share based payment -equity settled	-	-	-	-
Other employee benefits	(409 353)	(401 601)	(332 485)	(328 704)

NOTES TO THE FINANCIAL STATEMENTS

31 DECEMBER 2005

3. Income Taxes

	Consolidated		Company	
	2005 $	2004 $	2005 $	2004 $
(a) Income tax recognised in profit or loss				
Tax expense/(income) comprises:				
Current tax expense/(income)	(272 034)	(939 635)	(191 967)	(620 750)
Deferred tax expense/(income) relating to the origination and reversal of temporary differences	1 378 401	345 754	227 423	(72 072)
Benefit arising from previously unrecognised tax losses, tax credits or temporary differences of a prior period that is used to reduce:				
- current tax expense				
- deferred tax expense	(1 378 401)	(345 754)	(227 423)	72 072
Write downs of tax assets	272 034	939 635	191 967	620 750
Total tax expense/(income) *				
*All attributable to continuing operations	-	-	-	-
The prima facie income tax expense on pre-tax accounting profit from operations reconciles to the income tax expense in the financial statements as follows:				
Loss from operations	(906 778)	(3 132 116)	(639 891)	(2 069 166)
Income tax expense (income) calculated at 30%	(272 034)	(939 635)	(191 967)	(620 750)
Non-deductible expenses				
Unused tax losses and tax offsets not recognised as deferred tax assets	272 034	939 635	191 967	620 750
Previously unrecognised and unused tax losses and tax offsets now recognised as deferred tax assets	-	-	-	-
(Over)/under provision of income tax in previous year	-	-	-	-
	-	-	-	-

The tax rate used in the above reconciliation is the corporate tax rate of 30% payable by Australian corporate entities on taxable profits under Australian tax law. There has been no change in the corporate tax rate when compared with the previous reporting period. No adjustment has been made for the incremental impact of the USA federal income tax rate which is marginally higher at 35% for the purpose of this disclosure note as the impact is not considered significant with respect to the operations of the Consolidated Entity

	Consolidated 2005 $	Consolidated 2004 $	Company 2005 $	Company 2004 $
(b) Income tax recognised directly in equity				
There were no current and deferred amounts charged directly to equity during the period:	-	-	-	-
(c) Deferred tax balances				
Deferred tax assets comprise:				
Tax losses in the United States	200 793	1 398 348	-	-
Tax losses in Australia	295 456	476 303	230 331	457 755
	496 249	1 874 651	230 331	457 755
Deferred Tax liabilities comprise				
Temporary Differences	496 249	1 874 651	230 331	457 755

3. Income taxes (continued)

Taxable and deductible temporary differences arise from the following:

2005	Consolidated			
	Opening Balance $	Recognised In income $	Recognised In equity $	Closing Balance $
Exploration, evaluation and Development expenditure	1 811 852	(1 315 602)	-	496 249
Property, plant and equipment	62 799	(62 799)	-	-
Total	1 874 651	(1 379 301)	-	496 249

2004	Consolidated			
	Opening Balance $	Recognised In income $	Recognised In equity $	Closing Balance $
Exploration, evaluation and Development expenditure	2 180 895	(369 043)	-	1 811 852
Property, plant and equipment	39 510	23 289	-	62 799
Total	2 220 405	(345 754)	-	1 874 651

2005	Company			
	Opening Balance $	Recognised In income $	Recognised In equity $	Closing Balance $
Exploration, evaluation and Development expenditure	457 755	(227 423)	-	230 331
Total	457 755	(227 423)	-	230 331

2004	Company			
	Opening Balance $	Recognised In income $	Recognised In equity $	Closing Balance $
Exploration, evaluation and Development expenditure	385 682	72 073	-	457 755
Total	385 682	72 073	-	457 755

	Consolidated		Company	
	2005 $	2004 $	2005 $	2004 $
Unrecognised deferred tax balances				
The following deferred tax assets have not been brought to account as assets:				
Tax losses in the United States (net)	2 191 632	914 010		
Tax losses in Australia (net)	3 666 854	3 294 040	3 205 907	2 786 516
	5 858 486	4 208 050	3 205 907	2 786 516

Tax consolidation

Relevance of tax consolidation to the Consolidated Entity

The company and its wholly-owned Australian resident entities have formed a tax-consolidated group with effect from 1 July 2003 and are therefore taxed as a single entity from that date. The head Entity within the tax-Consolidated Group is First Australian Resources Limited. The members of the tax-consolidated group are identified at note 26. A decision to consolidate for tax purposes has not yet been formally notified to the Australian Taxation Office.

4. Key management personnel compensation

(a) Details of key management personnel

The key management personnel of the Consolidated Entity during the year were:

- MJ Evans (Executive Chairman)
- WR Grigor (Non-Executive Director)
- CL Cavness (Non-Executive Director)
- JA Atling (Administration Manager Australia)
- R Adessa (Administration Manager USA)

(b) Key management personnel compensation policy

The Entity does not have a remuneration committee however the remuneration of key management personnel is dealt with at full Board level. The broad policy calls for executives to be remunerated on terms that are competitive with those offered by entities of a similar size within the same industry. Packages are reviewed annually by the executive chairman. As an exploration Entity, performance outcomes are uncertain, notwithstanding endeavour. As such remuneration packages are not linked to profit performance. Present policy is to reward successful performance via incentive options that are priced on market conditions at the time of issue.

(c) Key management personnel compensation

The aggregate compensation of the key management personnel of the Consolidated Entity and the company is set out below:

	Consolidated		Company	
	2005 $	2004 $	2005 $	2004 $
Short-term employee benefits	409 353	401 601	332 485	328 704
Post employment benefits	28 577	27 784	28 577	27 784
Other long-term benefits	-	-	-	-
Termination benefits	-	-	-	-
Share-based payment	-	200 000	-	187 500
Total	437 930	629 385	361 062	543 988

4. Key management personnel compensation (continued)

2005 Name	Short-term employee benefits		Post-employment	Other long-term employee benefits	Termination benefits	Share-based payment	Total
	Salary and Fees $	Other $	Super $	$	$	Options $	$
Evans	204 865	20 582	20 294	-	-	-	245 741
Grigor	20 000	-	1 800	-	-	-	21 800
Cavness	15 008	-	-	-	-	-	15 008
Adessa	70 087	6 781	-	-	-	-	76 868
Atling	72 030	-	6 483	-	-	-	78 513
Total	381 990	27 363	28 577	-	-	-	437 930

2004 Name	Short-term employee benefits		Post-employment	Other long-term employee benefits	Termination benefits	Share-based payment	Total
	Salary and Fees $	Other $	Super $	$	$	Options (e) $	$
Evans	199 091	27 655	19 909	-	-	125 000	371 655
Grigor	17 500		1 575	-	-	37 500	56 575
Cavness	14 459	-	-	-	-	25 000	39 459
Adessa	67 044	5 853	-	-	-	12 500	85 397
Atling	69 999	-	6 300	-	-	-	76 299
Total	368 093	33 508	27 784	-	-	200 000	629 385

(d) Contracts for services of key management personnel

There are no written contracts between the key management personnel and the Consolidated Entity.

(e) Incentive options granted as remuneration

No incentive options were granted as remuneration during the financial year. Details of incentive options granted during 2004 are shown in the table below:

Director	Vested No.	Granted No.	Grant Date	Fair Value at Grant Date	Expiry Date	Exercise Price	Fair Value Received
MJ Evans	5 000 000	5 000 000	17.06.04	2.5 cents	17.06.07	10 cents	-
WR Grigor	1 500 000	1 500 000	17.06.04	2.5 cents	17.06.07	10 cents	-
CL Cavness	1 000 000	1 000 000	17.06.04	2.5 cents	17.06.07	10 cents	-
R Adessa	500 000	500 000	17.06.04	2.5 cents	17.06.07	10 cents	-

These forgoing options were granted to Directors and executives in accordance with a resolution of shareholders at the Annual General Meeting held on 19 May 2004. Option valuation amounts shown above have been calculated using the Black-Scholes Model.

These options carry no voting rights and no rights to dividends.

The model assumes an option life of three years, volatility of 87% and interest risk free rate of 5%. Although a value is ascribed and included in total compensation, it should be noted that this amount has not actually been received and may have no financial value unless the options achieve their exercise price. On the date of grant of the options the ordinary shares were trading at 5.7 cents and would need to increase in value by more than 75% in order for the Options to reach the exercise price of 10 cents.

5. Executive share option

(a) Executive share options

Whilst the Consolidated Entity does not have a formal ownership-based compensation scheme for employees (including Directors) of the company, certain share options have been granted to executives in accordance with a resolution of shareholders at the Annual general meeting of the Company held on 19 May 2004. Each executive share option converts into one ordinary share of the Company on exercise. No amounts have been paid or are payable by the recipient upon receipt of the options. The options neither carry rights to dividends nor voting rights. Options may be exercised at any time from the date of vesting to the date of their expiry. No options were granted to employees (including Directors) during the year.

(b) The following table reconciles the outstanding share options granted to key management at the beginning and end of the financial year:

Executive share options	2005 No:	2004 No:
Balance at beginning of the financial year	8 000 000	-
Granted during the financial year (i)	-	8 000 000
Exercised during the financial year (ii)	-	-
Lapsed during the financial year (iii)	-	-
Balance at the end of the financial year (iv)	8 000 000	8 000 000

(i) Granted during the financial year

No incentive options were granted as remuneration during the 2005 financial year. Details of options granted during 2004 are included in the table below:

2004 Options - Series	No	Grant Date	Expiry/ exercise Date	Exercise Price $	Fair Value at grant Date $	Fair Value Received $
Issued 17 June 2004	8 000 000	17 June 2004	16 June 2007	0.10	0.025	-

(ii) Options exercised during the financial year.

There were no executive share options exercised during the 2005 or 2004 financial year by executives or Directors.

(iii) Lapsed options

There were no executive share options which lapsed during the 2005 or 2004 financial year.

(iv) The share options outstanding at the end of the financial year had an exercise price of $0.10 and a remaining contractual life of 1 year and 167 days.

In accordance with the terms of the executive share options, options issued during the year ended 31 December 2004 vest at the date of their issue. As these options vested prior to 1 January 2005, no financial impact has been recognised in respect of these options except for the purposes of determining key management compensation in respect of that financial year as disclosed in note 4. Provided the options are exercised prior to their expiry date, the shares are recognised when the options are exercised and the proceeds received allocated to share capital.

Share options granted after 7 November 2002 and vested after 1 January 2005

There are presently no options held by employees over equity in the Group that fall within this class.

In accordance with the terms of the executive share options, options may be exercised at any time from the date of their issue to the date of their expiry.

Consideration received on the exercise of executive options is recognised in contributed equity. During the financial year $nil (2004: $nil) was recognised in contributed equity arising from the exercise of executive options.

6. Remuneration of auditors

	Consolidated		Company	
	2005 $	2004 $	2005 $	2004 $
Auditor of the Parent Entity				
Audit or review of the financial report	56 618	24 500	44 803	19 500
Taxation services	1 000	700	1 000	700
	57 618	25 200	45 803	20 200
Other Auditors				
Auditing the financial report	-	7 865	-	-
Non audit services	-	-	-	-
Total	57 618	33 065	45 803	20 200

The auditor of the Consolidated Entity is Deloitte Touche Tohmatsu

7. Receivables

	Consolidated		Company	
	2005 $	2004 $	2005 $	2004 $
Trade receivables	946 285	410 496	23 104	2 981
Other receivables	495 246	495 246	495 246	495 246
Less allowance for doubtful debts	(495 246)	(495 246)	(495 246)	(495 246)
Amount owing from controlled Entity (i)	-	-	802 711	756 324
Less allowance for doubtful debts	-	-	(802 711)	(756 324)
	946 285	410 496	23 104	2 981

(i) The movement in the amount owing and the allowance are due to the foreign exchange rate fluctuations in the year

8. Other current financial assets

	Consolidated		Company	
	2005 $	2004 $	2005 $	2004 $
Other financial assets – security deposit	29 031	40 972	26 618	40 972

9. Other current assets

	Consolidated		Company	
	2005 $	2004 $	2005 $	2004 $
Prepayments	14 075	-	9 085	-

10. Non current receivables

	Consolidated		Company	
	2005 $	2004 $	2005 $	2004 $
Unsecured loans to controlled entities (i)	-	-	11 527 220	10 680 992
Allowance for doubtful debts	-	-	(6 573 600)	(6 262 416)
	-	-	4 953 620	4 418 576

(i) The movement in the amount owing and the allowance are due to the foreign exchange rate fluctuations in the year

11. Other non current financial assets

	Consolidated		Company	
	2005 $	2004 $	2005 $	2004 $
Shares in unlisted controlled entities	-	2 274	1 005 449	1 005 449

NOTES TO THE FINANCIAL STATEMENTS
31 DECEMBER 2005

12. Property, Plant and Equipment	Consolidated			First Australian Resources Limited		
	Plant and Equipment $	Equipment under finance lease $	TOTAL $	Plant and Equipment $	Equipment under finance lease $	TOTAL $
Gross Carrying Amount						
Balance at 1 January 2004	2 055 842	29 100	2 084 942	80 938	29 100	110 038
Additions	157 611	48 557	206 168	27 618	48 557	76 175
Disposals	(155 222)	(29 100)	(184 322)	(39 792)	(29 100)	(68 892)
Write off of fully depreciated costs	(671 763)	-	(671 763)	-	-	-
Net foreign currency exchange differences	(67 061)	-	(67 061)	-	-	-
Balance at 1 January 2005	1 319 407	48 557	1 367 964	68 764	48 557	117 321
Additions	563 964	-	563 964	5 907	-	5 907
Disposals	(83 395)	-	(83 395)	-	-	-
Write off of fully depreciated costs	(36 683)	-	(36 683)	-	-	-
Net foreign currency exchange differences	90 137	-	90 137	-	-	-
Balance at 31 December 2005	1 853 430	48 557	1 901 987	74 671	48 557	123 228
Accumulated depreciation / amortisation and impairment						
Balance at 1 January 2004	1 842 075	9 085	1 851 160	64 010	9 085	73 095
Disposals	(137 032)	(9 836)	(146 868)	(39 792)	(9 835)	(49 627)
Write off of fully depreciated costs	(671 763)	-	(671 763)	-	-	-
Depreciation expense	(14 467)	9 012	(5 455)	13 656	9 012	22 668
Net foreign currency exchange differences	(56 205)	-	(56 205)	-	-	-
Balance at 1 January 2005	962 608	8 261	970 869	37 874	8 262	46 136
Disposals	(83 395)	-	(83 395)	-	-	-
Write off of fully depreciated costs	(36 683)	-	(36 683)	-	-	-
Depreciation expense	454 631	9 067	463 698	12 478	9 067	21 545
Net foreign currency exchange differences	67 889	-	67 889	-	-	-
31 December 2005	1 365 050	17 328	1 382 378	50 352	17 329	67 681
NET BOOK VALUE						
31 December 2004	356 799	40 296	397 095	30 889	40 296	71 185
31 December 2005	488 380	31 229	519 609	24 319	31 228	55 547

NOTES TO THE FINANCIAL STATEMENTS
31 DECEMBER 2005

12. Property, Plant and Equipment (continued)

The motor vehicle of the Company has been purchased under hire purchase agreement and acts as security for the hire purchase liability.

Aggregate depreciation allocated, whether recognised as an expense, or capitalised as part of the carrying amount of other assets during the year.

	Consolidated		Company	
	2005 $	2004 $	2005 $	2004 $
Plant and equipment	454 631	154 571	12 478	13 656
Equipment under finance lease	9 067	9 012	9 067	9 012
	463 698	163 583	21 545	22 668

13. Oil and gas properties

	Consolidated		Company	
	2005 $	2004 $	2005 $	2004 $
Producing properties				
Capitalised Development Costs				
Balance at 1 January	8 191 363	10 454 182	-	-
Additions	1 926 271	1 268 204	-	-
Transfers from non-producing properties	446 564	-	-	-
Disposals	(396 297)	(566 138)	-	-
Impairment losses	-	(2 541 105)	-	-
Net foreign currency exchange differences	563 014	(423 780)	-	-
Balance at 31 December	10 730 915	8 191 363	-	-
Less: accumulated amortisation				
Balance at 1 January	(5 396 556)	(5 893 200)	-	-
Amortisation expense	(2 464 136)	(1 178 210)	-	-
Disposals	393 040	440 707	-	-
Impairment losses	-	999 558	-	-
Net foreign currency exchange differences	(394 500)	234 589	-	-
Balance at 31 December	(7 862 152)	(5 396 556)	-	-
	2 868 763	2 794 807	-	-
Non-producing properties				
Exploration and evaluation expenditure:				
Intangible				
Balance at 1 January	1 885 251	1 396 596	699 674	668 420
Additions	397 760	1 991 423	68 097	246 690
Impairment losses	(8 486)	(1 490 137)	-	(215 436)
Transfer to producing properties	(446 564)	-	-	-
Net foreign currency exchange differences	68 655	(12 631)	-	-
Balance at 31 December	1 896 616	1 885 251	767 771	699 674
	4 765 379	4 680 058	767 771	699 674

(a) The ultimate recoupment of balances carried forward in relation to areas of interest still in the exploration or valuation phase is dependant on successful development, and commercial exploitation, or alternatively sale of the respective areas.

(b) Certain, but not all, of the producing properties are pledged as security in respect of a loan facility granted to a controlled Entity. At balance date the amount of the loan facility which is guaranteed by the Parent totalled $606 908.

NOTES TO THE FINANCIAL STATEMENTS
31 DECEMBER 2005

14. Current payables

	Consolidated		Company	
	2005 $	2004 $	2005 $	2004 $
Trade payables	395 684	434 288	33 654	18 969
Other	41 929	47 107	41 929	47 107
	437 613	481 395	75 583	66 076

15. Current borrowings

	Consolidated		Company	
	2005 $	2004 $	2005 $	2004 $
Secured loans				
- hire purchase	9 761	15 765	9 761	15 765
- loan facility	606 908	-	-	-
	616 669	15 765	9 761	15 765

The hire purchase liability is secured by a charge over the asset for which the loan was incurred. The loan facility comprises a promissory note in favour of the American National Bank that is secured by certain (not all) oil and gas properties. The facility matures on 30 November 2006 and attracts a floating interest rate of 1 percent over the US prime rate. The Company, First Australian Resources Ltd acts as a guarantor on the loan agreement.

16. Current Provisions

	Consolidated		Company	
	2005 $	2004 $	2005 $	2004 $
Employee benefits	19 962	19 535	19 962	19 535

17. Non-current borrowings

	Consolidated		Company	
	2005 $	2004 $	2005 $	2004 $
Secured loans				
- hire purchase	-	9 761	-	9 761
- loan facility	-	571 836	-	-
	-	581 597	-	9 761

The hire purchase liability is secured by a charge over the asset for which the loan was incurred. The remaining promissory note is secured by certain (not all) oil and gas properties. The Company, First Australian Resources Ltd acts as a guarantor on the loan agreement. Details of the loan facility are further described in note 15 of the financial statements.

18. Non-current provisions

	Consolidated		Company	
	2005 $	2004 $	2005 $	2004 $
Employee benefits	41 370	36 193	35 954	32 215

NOTES TO THE FINANCIAL STATEMENTS

31 DECEMBER 2005

19. Issued Capital

	Consolidated and Company			
	2005 Number	2005 $	2004 Number	2004 $
Paid up capital				
Ordinary fully paid shares at beginning of year	189 757 683	33 222 541	158 434 323	31 333 803
Transfer from option reserve account		249 572		10
Shares allotted during the year	128 795 661	9 243 696	31 323 360	2 029 835
Share issue costs		(608 957)		(141 107)
Ordinary fully paid shares at end of year	318 553 344	42 106 852	189 757 683	33 222 541

Fully paid ordinary shares carry one vote per share and the right to dividends.

(a) The following share and option placements were made during the financial year to raise working capital for the Company.

(i) An allotment of 15,200,000 shares at 8.5 cents per share together with 7,600,000 free July 2005 Options on 21 March 2005 raising $1,292,000 before issue expenses.

Costs associated with the capital raising amounted to $89,404.

(ii) An allotment of 2,000,000 consultant's options exercisable at 10 cents expiring 30 June 2008 was made on 20 June 2005. These options were valued at 5 cents each and an amount of $100,000 has been allocated to share issue expenses.

(iii) An allotment of 500,000 consultant's options exercisable at between 12.5 and 15 cents expiring September 2008 was made on 4 October 2005. These options were valued at approximately 7 cents and an amount of $33,340 has been allocated against geological consulting costs.

(iv) During the period 113,595,661 July 2005 Options were converted to ordinary shares at an exercise price of 7 cents raising $7,951,696.

The conversion of these options was underwritten and the costs associated with the conversion amounted to $419,553.

(b) At balance date the Company had the following options available to be exercised:

8,000,000 unlisted options to subscribe for ordinary shares at 10 cents on or before 16 June 2007.

2,000,000 unlisted options to subscribe for ordinary shares at 10 cents on or before 30 June 2008.

200,000 unlisted options to subscribe for ordinary shares at 12.5 cents on or before 30 September 2008.

300,000 unlisted options to subscribe for ordinary shares at 15 cents on or before 30 September 2008.

NOTES TO THE FINANCIAL STATEMENTS
31 DECEMBER 2005

20. Reserves

	Consolidated		Company	
	2005 $	2004 $	2005 $	2004 $
(i) Option reserve				
- opening balance	249 572	130 882	249 572	130 882
- options allotted	133 340	118 700	133 340	118 700
- options converted	(249 572)	(10)	(249 572)	(10)
- balance at end of year	133 340	249 572	133 340	249 572

The 2005 option premium reserve represents the value of options issued to consultants based on the Black Scholes Valuation method.

(ii) Foreign currency translation reserve				
- balance at beginning of year	(244 369)	-	-	-
- deficit on translation of overseas controlled Entity	296 128	(244 369)	-	-
	51 759	(244 369)	-	-
	185 099	5 203	133 340	249 572

Exchange differences relating to foreign currency monetary items forming part of the net investment in the subsidiaries with a functional currency of USD are accounted for by entries made directly to the foreign currency translation reserve, as described in note 1.

21. Accumulated Losses

	Consolidated		Company	
	2005 $	2004 $	2005 $	2004 $
Balance at beginning of financial year	(26 769 540)	(23 637 424)	(26 220 506)	(24 151 340)
Net Loss	(906 778)	(3 132 116)	(639 891)	(2 069 166)
Balance at end of financial year	(27 676 318)	(26 769 540)	(26 860 397)	(26 220 506)

NOTES TO THE FINANCIAL STATEMENTS
31 DECEMBER 2005

22. Earnings Per Share

	2005 Cents per share	2004 Cents per share
Basic earnings per share (loss)	(0.36)	(1.74)
Diluted earnings per share (loss)	(0.36)	(1.74)

Basic Earnings per Share

The earnings and weighted average number of ordinary shares used in the calculation of the basic earnings per share are as follows:

	2005 $	2004 $
Earnings (a)	(906 778)	(3 132 116)
	Number	Number
Weighted average number of ordinary shares for the purposes of basic earnings per share (b)	249 762 872	180 279 021
	$	$
(a) Earnings used in the calculation of basic earnings per share is net profit (loss) from ordinary activities after related income tax expense	(906 778)	(3 132 116)

(b) The employee options are considered to be potential ordinary shares and are therefore excluded from the weighted average number of ordinary shares used in the calculation of basic earnings per share. Where dilutive, potential ordinary shares are included in the calculation of diluted earnings per share (refer below)

Diluted Earnings per Share

The earnings and weighted average number of ordinary and potential ordinary shares used in the calculation of diluted earnings per share are as follows:

Earnings (a)	(906 778)	(3 132 116)
	Number	Number
Weighted average number of ordinary shares for the purposes of diluted earnings per share (b) and (c)	249 762 872	180 279 021
	$	$
(a) Earnings used in the calculation of basic earnings per share reconciles to net profit in the statement of financial performance as follows:		
Net profit (loss) from ordinary activities after related income tax expense	(906 778)	(3 132 116)

22. Earnings Per Share (continued)

(b) The weighted average number of ordinary shares and potential ordinary shares used in the calculation of diluted earnings per share reconciles to the weighted average number of ordinary shares used in the calculation of basic earnings per share as follows:

	2005 Number	2004 Number
Weighted average number of ordinary shares used in the calculation of basic EPS	249 762 872	180 279 021
Weighted average number of ordinary shares and potential ordinary shares used in the calculation of the diluted EPS	249 762 872	180 279 021
The following potential ordinary shares are not dilutive and are therefore excluded from the weighted average number of ordinary shares and potential ordinary share used in the calculation of diluted EPS		
$0.07 July 2005 listed options (faroa)	-	105 995 661
$0.10 June 2007 unlisted options	8 000 000	8 000 000
$0.10 June 2008 unlisted options	2 000 000	-
$0.125 to 0.15 Sept 2008 unlisted options	500 000	-
	10 500 000	113 995 661

23. Commitments for expenditure

	Consolidated		Company	
	2005 $	2004 $	2005 $	2004 $
Oil and Gas Properties				
Not longer than 1 year	15 197 403	539 631	13 343 784	160 000
Longer than 1 year and not longer than 5 years	930 924	16 095	930 924	16 095
Longer than 5 years	-	-	-	-
	16 128 327	555 726	14 274 708	176 095

The exploration commitments reflect the minimum expenditure to meet the conditions under which the licences are granted or such greater amounts that have been contractually committed. These commitments may vary from time to time, subject to approval by the grantor of titles or by variation of contractual agreements. The expenditure represents potential expenditure which may be reduced by entering into sale, farmout or relinquishment of the interests and may vary depending upon the results of exploration. The estimate does not include possible expenditures on certain USA drilling programs as the Entity has the right but not obligation to participate in most USA wells. Should expenditure not reach the required level in respect of each area of interest, the Consolidated Entity's interest could be either reduced or forfeited.

NOTES TO THE FINANCIAL STATEMENTS

31 DECEMBER 2005

24. Contingent liabilities and contingent assets

	Consolidated		Company	
	2005 $	2004 $	2005 $	2004 $
Contingent liabilities				
Guarantee in respect of a controlled Entity (a)	606 908	571 836	606 908	571 836
Guarantee on lease premises (b)	17 000	17 000	17 000	17 000
Guarantees arising from the deed of cross guarantee with other entities in the wholly-owned group (c)	141 260	143 352	141 260	143 352
Contingent assets	-	-	-	-

(a) The Company has guaranteed a loan facility granted to a controlled Entity. At balance date the amount guaranteed totalled $606,908. *This facility is also secured by a mortgage agreement covering certain but not all of the proved producing wells of* First Australian Resources, Inc.

(b) The Company has entered into an agreement in which it has provided a guarantee of $17,000 for Sanori Developments Pty Ltd in respect of the rent for the premises. This guarantee is supported by a deposit of $26,618 with Westpac Bank.

(c) A deed of indemnity has been entered into between the Company and the wholly owned controlled Australian entities to meet each others liabilities in the event of a winding up. The amount disclosed as a contingent liability represents total liabilities of the group of companies party to that class order less the liabilities of the Company. The extent to which an outflow of funds will be required is dependent upon the future operations of the entities that are party to the deed of cross guarantee being more or less favourable than currently expected. The deed of cross guarantee will continue to operate indefinitely.

There are no contingent liabilities arising from service contracts with executives.

NOTES TO THE FINANCIAL STATEMENTS
31 DECEMBER 2005

25. Leases

Operating Leases

Leasing arrangements

Operating leases relate to office facilities with lease terms of between 3 to 5 years with options to extend for a further 3 years. All operating lease contracts contain market review clauses in the event the Company/Consolidated Entity exercised its option to renew. The Company/Consolidated Entity does not have an option to purchase the leased asset at the end of the expiry term.

	Consolidated		Company	
	2005 $	2004 $	2005 $	2004 $
Non-cancellable operating lease payments				
Not longer than 1 year	82 558	76 009	36 898	32 988
Longer than 1 year and not longer than 5 years	104 236	170 665	73 796	98 964
Longer than 5 years	-	-	-	-
	186 794	246 674	110 694	131 952

Finance Leases

Leasing arrangements

Finance leases relate to a hire purchase agreement over a motor vehicle

	Minimum future lease payments				Present value of minimum future lease payments			
	Consolidated		Company		Consolidated		Company	
	2005 $	2004 $	2005 $	2004 $	2005 $	2004 $	2005 $	2004 $
No later than 1 year	9 999	17 142	9 999	17 142	9 761	15 765	9 761	15 765
Later than 1 year and not later than 5 years	-	9 999	-	9 999	-	9 761	-	9 761
Later than five years	-	-	-	-	-	-	-	-
Minimum lease payments	9 999	27 141	9 999	27 141	9 761	25 526	9 761	25 526
Less future finance charges	(238)	(1 615)	(238)	(1 615)	-	-	-	-
Present value of minimum lease payments	9 761	25 526	9 761	25 526	9 761	25 526	9 761	25 526
Included in financial statements as:								
Current borrowings	9 761	15 765	9 761	15 765	9 761	15 765	9 761	15 765
Non-current borrowings	-	9 761	-	9 761	-	9 761	-	9 761
	9 761	25 526	9 761	25 526	9 761	25 526	9 761	25 526

Minimum future lease payments include the aggregate of all lease payments and any guaranteed residual.

26. *Subsidiaries*

Name of Entity	Country of incorporation	Ownership interest 2005 %	2004 %
Parent Entity			
First Australian Resources Limited (i)	Australia		
Subsidiaries			
G2 Net Pty Ltd (ii) (iii)	Australia	100	100
Humanot Pty Ltd (ii) (iii)	Australia	100	100
Oil Australia Pty Ltd (ii)	Australia	100	100
First Australian Resources Inc	USA	100	100

(i) First Australian Resources Limited is the Head Entity within the tax Consolidated Group.

(ii) These companies are members of the tax Consolidated Group.

(iii) These wholly-owned controlled Entities have entered into a deed of cross guarantee with First Australian Resources Limited pursuant to ASIC Class Order 94/1418 and are relieved from the requirements to prepare and lodge an audit and financial report.

NOTES TO THE FINANCIAL STATEMENTS

26. Subsidiaries (continued)

The consolidated income statement and consolidated balance sheet of Entities which are party to the deed of cross guarantee with the Parent Entity are:

	Consolidated	
	2005 $	2004 $
Revenues	56 739	65 416
Other income	-	3 553
Depreciation and amortisation expense	(21 545)	(22 668)
Impairment of non current assets	-	(1 470 384)
Finance costs	(1 378)	(2 026)
Employee benefits expense	(361 062)	(356 488)
Consulting expense	(223 355)	(107 055)
Other expenses	(300 184)	(181 178)
Loss for the period	(640 305)	(2 070 830)
CURRENT ASSETS		
Cash and cash equivalents	8 679 865	1 156 126
Receivables	23 104	2 981
Other financial assets	26 618	40 972
Other	9 085	-
Total Current Assets	8 738 672	1 200 079
NON CURRENT ASSETS		
Receivables	4 953 620	4 418 576
Other financial assets	1 005 449	1 005 449
Property, plant and equipment	55 547	71 185
Oil and gas properties	767 772	699 675
Total Non-Current Assets	6 782 388	6 194 885
TOTAL ASSETS	15 521 060	7 394 964
CURRENT LIABILITIES		
Payables	75 583	66 076
Borrowings	9 761	15 765
Provisions	19 962	19 535
Total Current Liabilities	105 306	101 376
NON-CURRENT LIABILITIES		
Borrowings	-	9 761
Provisions	35 954	32 215
Total Non-Current Liabilities	35 954	41 976
TOTAL LIABILITIES	141 260	143 352
NET ASSETS	15 379 800	7 251 612
Issued Capital	42 106 852	33 222 541
Reserves	133 340	249 572
Accumulated losses	(26 860 392)	(26 220 501)
TOTAL EQUITY	15 379 800	7 251 612

27. Segment Information

During the year the Consolidated Entity operated predominantly in one business segment that consisted of exploration, development and production of hydrocarbons. Geographically, the group operates in the United States of America, Australia, and China. Offices are maintained in Australia and in the USA where operations comprise the operations of First Australian Resources, Inc. Segment accounting policies are the same as the Consolidated Entity's policies described in Note 1. Segment results are classified in accordance with their use within geographic segments regardless of legal Entity ownership.

2005	Australia $	USA $	China $	Total $
Revenue				
Oil and gas sales	-	3 518 683	-	3 518 683
Inter-segment revenue	-	-	-	-
Total of all segments	-	3 518 683	-	3 518 683
Eliminations				-
Unallocated				435 202
Consolidated			-	3 953 885
Segment Assets	15 521 055	5 952 174	217 082	21 690 311
Eliminations				(5 959 069)
Consolidated				15 731 247
Segment Liabilities	141 260	10 785 148	1 470 400	12 396 808
Eliminations				(11 281 194)
				1 115 614
Other Segment Information				
Acquisition of segment assets	74 004	2 706 636	156 159	
Impairment losses	-	8 486	-	
Depreciation and amortization of segment assets	21 545	2 906 289	-	
Significant other non cash expenses	-	-	-	
Significant revenues or expenses	-	-	-	

NOTES TO THE FINANCIAL STATEMENTS
31 DECEMBER 2005

27. Segment Information (continued)

2004	Australia $	USA $	China $	Total $
Revenue				
Oil and gas sales	-	2 465 719	-	2 465 719
Inter-segment revenue	-	-	-	-
Total of all segments	-	2 465 719	-	2 465 719
Eliminations				-
Unallocated				144 567
Consolidated			-	2 610 286
Segment Assets	8 221 139	6 616 310	61 826	14 899 275
Eliminations				(7 306 586)
Consolidated				7 592 689
Segment Liabilities	1 191 665	9 805 197	1 574 938	12 571 800
Eliminations				(11 437 315)
				1 134 485
Other Segment Information				
Acquisition of segment assets	316 417	2 528 064	866 558	
Impairment losses	215 436	2 176 627	1 089 234	-
Depreciation and amortization of segment assets	22 668	1 150 087	-	-
Significant other non cash expenses	-	-	-	-
Significant revenues or expenses	-	-	-	-

NOTES TO THE FINANCIAL STATEMENTS
31 DECEMBER 2005

28. Related Party Disclosures

(a) Equity Interests in related parties

Equity interests in subsidiaries

Details of the percentage of ordinary shares held in subsidiaries are disclosed in note 26 to the financial statements.

Equity Interests in associates and joint ventures

Details of interests in joint ventures are discussed in note 30.

(b) Key management personnel compensation

Details of key management personnel compensation are disclosed in note 4 to the financial statements.

(c) Key Management personnel equity holdings

Fully Paid Ordinary Shares

2005	Balance 1/1/05	Received on Exercise of Options	Net Other Change	Balance 31/12/05	Balance held nominally
MJ Evans	2 159 500	945 950	120 000	3 225 450	-
WR Grigor	7 261 628	1 018 920	300 000	8 580 548	-
CL Cavness	150 000	-	-	150 000	-
JA Atling	4 993 575	176 000	(356 000)	4 813 575	-
R Adessa	-	-	-	-	-

Fully Paid Ordinary Shares

2004	Balance 1/1/04	Received on Exercise of Options	Net Other Change	Balance 31/12/04	Balance held nominally
MJ Evans	1 459 500	-	700 000	2 159 500	-
WR Grigor	6 261 628	-	1 000 000	7 261 628	-
CL Cavness	150 000	-	-	150 000	-
JA Atling	5 068 750	-	(75 175)	4 993 575	-
R Adessa	-	-	-	-	-

Net other changes comprise shares purchased and sold.

28. Related Party Disclosures (continued)

Options Expiring 31 July 2005

2005	Balance 1/1/05	Net Other Change	Options converted	Balance 31/12/05	Balance held nominally
Specified Directors					
MJ Evans	745 950	200 000	(945 950)	-	-
WR Grigor	2 069 412	1 050 492	(1 018 920)	-	-
CL Cavness	-	-	-	-	-
Specified Executives					
JA Atling	176 000	-	(176 000)	-	-
R Adessa	-	-	-	-	-

Net other changes comprise options purchased.

2004	Balance 1/1/04	Net Other Change	Options converted	Balance 31/12/04	Balance held nominally
Specified Directors					
MJ Evans	145 950	600 000	-	745 950	-
WR Grigor	1 069 412	1 000 000	-	2 069 412	-
CL Cavness	15 000	(15 000)	-	-	-
Specified Executives					
JA Atling	506 550	(330 550)	-	176 000	-
R Adessa	-	-	-	-	-

Executive Share Options

Details of executive share options have been disclosed at note 5 to the financial statements.

(d) Transactions with the Directors of the Consolidated Entity

Fees of $30,000 were paid to Far East Capital Limited in which Mr Grigor has an interest, for the provision of financial advice and public relations representation based on normal terms and conditions. Fees of $8,157 were paid to Mr Cavness for legal services at normal commercial rates.

(e) Controlling Entity

The Parent Entity in the Consolidated Entity is First Australian Resources Ltd. Both the ultimate Parent Entity and the ultimate Australian Entity in the wholly owned group is First Australian Resources Limited. Related party balances are disclosed in notes 7 and 10 of the financial report.

(f) Transactions with other related parties

By an agreement dated 29 April 2005, the Parent Entity contracted with Monaro Mining NL ("Monaro") to share for a period of two years the administrative office premises and facilities presently operated by the Parent Entity in West Perth. Under the Agreement, Monaro will be responsible for payment of half the fixed costs of the premises such as rent and outgoings together with certain other costs divided on a fair and reasonable apportionment basis depending on the extent to which the costs are for the benefit of each Company. Where apportionment is not practicable, the costs will be shared equally.

During the financial year, the Consolidated Entity received $7 500 from Monaro in respect of the forgoing agreement. Monaro is a publicly listed Entity in which Mr. Michael Evans and Mr. Warwick Grigor hold non-executive Directorships and shares.

NOTES TO THE FINANCIAL STATEMENTS
31 DECEMBER 2005

29. Subsequent Events

Subsequent to the financial year end,

(a) On 10 January 2006, the Company executed a letter of intent ("letter") and attendant Confidentiality Agreement to participate for a 34% working interest, along with industry partners, in an onshore Texas Gulf Coast exploration opportunity. The total cost of the program, including land and seismic costs, prior to drilling activity is expected to approach US$3.4 million of which the Company will contribute approximately US$1.36 million. The Company may recover certain of these costs by future farm out of prospects generated.

(b) On 20 January, the Company reached an agreement with Hunt Oil Company of Dallas, Texas, to acquire a 30 percent interest in three concessions offshore Senegal with potential for world class oil accumulations. The agreement is subject to approval by the Republic of Senegal. FAR will partner Senegal Hunt Oil Company in evaluating this opportunity, by contributing approximately US$9.3 million toward a proposed 2000 sq km 3D seismic acquisition program commencing late third quarter 2006.

(c) A placement of 7,700,000 unsecured convertible notes at 70 cents each was completed on 14 February 2006 raising $5,390,000 before issue costs. Each note carries a coupon rate of 10 percent payable quarterly in arrears and is convertible into 5 ordinary shares on or before 31 January 2009 by payment of 14 cents per share. These funds were raised to provide funds toward the exploration program offshore Senegal. The Notes will mature earlier (on a date that is 3 months from the issue date of the Notes) if the assignment of the interest in the exploration licences from Hunt to FAR is not approved by the Minister of the Republic of Senegal. The Notes are quoted on the ASX.

(d) The Schwing A-1 well was drilled in Iberville Parish, South Louisiana during January 2006 and has been plugged and abandoned. The estimated dry hole cost was approximately US$2 million of which the Company's share was 18.3 percent.

(e) On 20 February 2006, the Company reached an agreement with Suncor Energy Inc., of Calgary, Alberta and others, to explore for gas on Suncor acreage located in the Kakwa area on the flank of the Peace River Arch of Alberta, Canada. Under the terms of the agreement the Company will participate (15 percent) in an initial test of the deep pressured Wabamun fractured carbonate reservoir. The initial test well will be drilled to a planned total depth of 13,000 feet (3,950 metres) and is expected to take approximately 60 days with an estimated dry hole cost of CAD$4.7 million. A rig is on location at the date of this report.

The financial effect of these events noted above has not been recognised.

Other than as stated in this note, the Directors are not aware of any other matters or circumstances at the date of this report, other than those referred to in this report, that have significantly affected or may significantly affect the operations, the results of the operations or the state of affairs of the Consolidated Entity in subsequent financial years.

NOTES TO THE FINANCIAL STATEMENTS
31 DECEMBER 2005

30. Interests in Joint Venture Operations

The Consolidated Entity has an interest in the following material joint venture operations whose principal activities are oil and gas production and/or exploration.

NAME	Percentage of Output Interest	
	2005 %	2004 %
Australia		
Carnarvon Basin WA254P	10.71	10.71
Canning Basin EP104	8.00	8.00
China		
Beibu Gulf Block 22/12	5.00	5.00

In addition to the interests set out in the above table, the Consolidated Entity holds working interests in numerous oil and gas leases in the United States of America as more fully detailed in the Permit Listing following the Operations Review section of the Annual Report.

The Consolidated Entity's interests in assets employed in the above joint venture operations are detailed below. The amounts are included in the financial statements under their respective asset categories.

	Consolidated	
	2005 $	2004 $
Non-Current Assets		
Oil and Gas properties	4 765 379	4 680 058
	4 765 379	4 680 058

Contingent liabilities and capital commitments

The contingent liabilities and capital commitments arising from the Consolidated Entity's interests in joint ventures are disclosed in notes 24 and 23 respectively.

31. Notes to the cash flow statement

	Consolidated		Company	
	2005 $	2004 $	2005 $	2004 $
(a) Reconciliation of cash and cash equivalents				
For the purposes of the cash flow statement, cash and cash equivalents includes cash on hand and in banks and investments in money market instruments, net of outstanding bank overdrafts. Cash and cash equivalents at the end of the financial year as shown in the cash flow statement is reconciled to the related items in the balance sheet as follows:				
Cash and cash equivalents	9 456 868	2 061 794	8 679 861	1 156 122
	9 456 868	2 061 794	8 679 861	1 156 122

(b) Non-cash financing and investing activities

During the financial year, the Consolidated Entity paid for consulting services by way of equity instruments of the Company. As disclosed in note 19, a total of 2,500,000 options were issued to consultants for services rendered at an aggregate deemed value of $133,340. This expense is not reflected in the cash flow statement.

	Consolidated 2005 $	Consolidated 2004 $	Company 2005 $	Company 2004 $
(c) Financing facilities				
Secured bank loan facility maturing 30 November 2006 which may be extended by mutual agreement:				
• amount used	606 908	571 836	-	-
• amount unused	210 865	198 679	-	-
	817 773	770 515	-	-

(d) Cash balances not available for use

There are no restrictions on cash balances at the reporting date.

NOTES TO THE FINANCIAL STATEMENTS

31 DECEMBER 2005

31. Notes to the cash flow statement (continued)	Consolidated		Company	
	2005 $	2004 $	2005 $	2004 $
(e) Reconciliation of profit for the period to net cash flows from operating activities				
Profit/(loss) for the period	(906 778)	(3 132 116)	(639 891)	(2 069 166)
(Gain) on sale or disposal of non-current assets	(175 221)	(66 399)	-	(3 553)
Depreciation and amortisation of non-current assets	2 927 834	1 172 755	21 545	22 668
Foreign exchange (gain)/loss - net	(1 177)	1 050	(1 177)	1 050
Foreign exchange (gain)/loss on working capital	87 840	(459 269)	-	-
Equity settled share-based payment	33 340	-	33 340	-
Interest income received	(233 019)	(78 930)	(229 762)	(66 923)
Impairment of non-current assets	8 486	3 052 933	-	6 718
Increase/(decrease) in current tax liability		-	-	-
Increase/(decrease) in deferred tax balances		-	-	-
Changes in net assets and liabilities, net of effects from acquisition and disposal of businesses:				
(Increase)/decrease in assets:				
Current receivables	(535 789)	(133 976)	(20 123)	341
Other current assets	5 269	166 293	5 269	(10 538)
Non-current receivables	-	-	11081	1 463 666
Increase/(decrease) in liabilities:				
Current payables	(43 782)	259 243	9 507	17 312
Current provisions	427	19 657	427	20 019
Other current liabilities	600 904	-	(6 004)	-
Non-current payables	(581 597)	-	(9 761)	-
Non-current provisions	(5 177)	-	(3 739)	-
Net cash from operating activities	1 181 560	801 241	(829 288)	(618 406)

32. Financial instruments

(a) Financial risk management objectives

The Consolidated Entity's management provides services to the business, co-ordinates access to domestic and international financial markets, and manages the financial risks relating to the operations of the Consolidated Entity.

The Consolidated Entity does not enter into or trade financial instruments, including derivative financial instruments, for speculative purposes. The use of financial derivatives is governed by the Consolidated Entity's policies approved by the Board of Directors.

The Consolidated Entity's activities expose it primarily to the financial risks of changes in foreign currency exchange rates and interest rates. The Consolidated Entity does not presently enter into derivative financial instruments to manage its exposure to interest rate and foreign currency risk.

(b) Significant accounting policies

Details of the significant accounting policies and methods adopted, including the criteria for recognition, the basis of measurement and the basis on which income and expenses are recognised, in respect of each class of financial asset, financial liability and equity instrument are disclosed in note 1 to the financial statements.

(c) Foreign currency risk management

The group undertakes certain transactions denominated in foreign currencies, hence exposures to exchange rate fluctuations arise. Exchange rate exposures are managed within approved policy parameters which may include forward foreign exchange contracts against specific obligations denominated in foreign currency.

(d) Forward exchange contracts

The Consolidated Entity may enter into forward foreign exchange contracts to cover specific foreign currency payments from time to time relating to specific drilling obligations that are denominated in US dollars. There were no forward foreign currency contracts outstanding at the reporting date.

(e) Interest rate risk management

The Consolidated Entity is exposed to interest rate risk as it borrows funds at floating interest rates.

(f) Maturity profile of financial instruments

The following table details the Consolidated Entity's exposure to interest rate risk as at 31 December 2005:

2005	Original Currency	Weighted average effective interest rate	Variable interest rate	Fixed Maturity dates			Non interest bearing	Total
				Less than 1 year	1-2 years	2-3 years		
		%	$	$	$	$	$	$
Financial assets:								
Cash and cash equivalents	AUD	5.0	8 679 865	-	-	-	-	8 679 865
Cash and cash equivalents	USD	0.4	777 003	-	-	-	-	777 003
			9 456 868	-	-	-	-	9 456 868
Trade receivables			-	-	-	-	946 285	946 285
Other financial assets			-	26 618	-	-	2 413	29 031
			9 456 868	26 618	-	-	948 698	10 432 184
Financial liabilities:								
Trade payables			-	-	-	-	437 613	437 613
Bank loans	USD	7.3	606 908	-	-	-	-	606 908
Finance lease liabilities		7.6	-	9 761	-	-	-	9 761
Other provisions			-	-	-	-	61 332	61 332
			606 908	9 761	-	-	498 945	1 115 614

32. Financial instruments (continued)

The following table details the Consolidated Entity's exposure to interest rate risk as at 31 December 2004:

2004	Original Currency	Weighted average effective interest rate	Variable interest rate	Maturity dates			Non interest bearing	Total
				Less than 1 year	1-5 years	More than 5 years		
		%	$	$	$	$	$	$
Financial assets:								
Cash and cash equivalents	AUD	5.33	1 156 122	-	-	-	-	1 156 122
Cash and cash equivalents	USD	1.49	905 672	-	-	-	-	905 672
			2 061 794	-	-	-	-	2 061 794
Trade receivables	AUD		-	-	-	-	410 496	410 496
Other financial assets			-	26 618	-	-	14 354	40 972
			2 061 794	26 618	-	-	424 850	2 513 262
Financial liabilities:								
Trade payables			-	-	-	-	481 395	481 395
Bank loans	USD	5.4	571 836	-	-	-	-	571 836
Finance lease liabilities		7.6	-	15 765	9 761	-	-	25 526
Other provisions			-	-	-	-	55 728	55 728
			571 836	15 765	9 761	-	537 123	1 134 485

(g) Credit risk management

Trade accounts receivable presently consist of several established customers, spread across the oil and gas industry in the USA segment. The system for disbursements for oil and gas sales is well developed and there have been no defaults over a period exceeding 15 years in which the Consolidated Entity functions.

The Consolidated Entity does not have any significant credit risk exposure to any single counterparty or any group of counterparties having similar characteristics. The credit risk on liquid funds and financial instruments is limited because the counterparties are banks with high credit-ratings assigned by international credit-rating agencies.

The carrying amount of financial assets recorded in the financial statements, net of any allowances for losses, represents the Consolidated Entity's maximum exposure to credit risk.

(h) Fair value of financial instruments

The Directors consider that the carrying amount of financial assets and financial liabilities recorded in the financial statements approximates their fair values (2004: net fair value).

(i) Liquidity risk management

The Consolidated Entity manages liquidity risk by maintaining adequate reserves, banking facilities and reserve borrowing facilities by continuously monitoring forecast and actual cash flows and matching the maturity profiles of financial assets and liabilities.

33. Impacts of the adoption of Australian equivalents to International Financial Reporting Standards

The Consolidated Entity changed its accounting policies on 1 January 2005 to comply with Australian equivalents to International Financial Reporting Standards ('A-IFRS'). The transition to A-IFRS is accounted for in accordance with Accounting Standard AASB 1 'First-time Adoption of Australian Equivalents to International Financial Reporting Standards', with 1 January 2004 as the date of transition, except for financial instruments, where the date of transition is 1 January 2005 (refer note 1(f)).

An explanation of how the transition from superseded policies to A-IFRS has affected the Company and Consolidated Entity's financial position, financial performance and cash flows is set out in the following tables and the notes that accompany the tables.

Effect of A-IFRS on the balance sheet as at 1 January 2004

		Consolidated			*Company*		
	Note	Superseded policies* $	Effect of transition to A-IFRS $	A-IFRS $	Superseded policies* $	Effect of transition to A-IFRS $	A-IFRS $
Current assets							
Cash & cash equivalents	(d)	2 021 484	(26 618)	1 994 866	933 707	(26 618)	907 089
Trade & other receivables		276 520		276 520	3 322		3 322
Other financial assets	(d)	180 647	26 618	207 265	3 816	26 618	30 434
Current tax assets							
Total current assets		2 478 651		2 478 651	940 845		940 845
Non-current assets							
Trade & other receivables	(h)	456		456	4 919 949	(208 988)	4 710 961
Other financial assets	(b)(i)	1 285	2 370	3 655	1 005 488		1 005 488
Property, plant and equipment	(b)(i)	254 487	(20 705)	233 782	36 943		36 943
Oil and gas properties	(b)(i)	7 843 896	(1 886 318)	5 957 578	1 285 607	(617 187)	668 420
Deferred tax assets							
Total non-current assets		8 100 124	(1 904 653)	6 195 471	7 247 987	(826 175)	6 421 812
Total assets		10 578 775	(1 904 653)	8 674 122	8 188 832	(826 175)	7 362 657
Current liabilities							
Trade & other payables		203 437		203 437	29 967		29 967
Borrowings		607 353		607 353	11 250		11 250
Provisions		3 185		3 185	3 185		3 185
Liabilities directly associated with non-current assets classified as held for sale							
Total current liabilities		813 975		813 975	44 402		44 402
Non-current liabilities							
Trade & other payables							
Borrowings							
Deferred tax liabilities							
Provisions		32 886		32 886	4 910		4 910
Total non-current liabilities		32 886		32 886	4 910		4 910
Total liabilities		846 861		846 861	49 312		49 312
Net assets		9 731 914	(1 904 653)	7 827 261	8 139 520	(826 175)	7 313 345
Equity							
Share capital		31 333 803		31 333 803	31 333 803		31 333 803
Foreign currency translation reserve	(a)(i)	(1 679 075)	1 679 075	-	-		-
Employee equity-settled benefits reserve							
Other reserves		130 882		130 882	130 882		130 882
Accumulated (losses)	(g)	(20 053 696)	(3 583 728)	(23 637 424)	(23 325 165)	(826 175)	(24 151 340)
Total equity		9 731 914	(1 904 653)	7 827 261	8 139 520	(826 175)	7 313 345

* Reported financial position for the year ended 31 December 2003

NOTES TO THE FINANCIAL STATEMENTS

31 DECEMBER 2005

33. Impacts of the adoption of Australian equivalents to International Financial Reporting Standards (continued)

Effect of A-IFRS on the income statement for the financial year ended 31 December 2004

		Consolidated			Company		
	Note	Superseded policies* $	Effect of transition to A-IFRS $	A-IFRS $	Superseded policies* $	Effect of transition to A-IFRS $	A-IFRS $
Revenue		2 465 719		2 465 719			
Other income	(e)	328 783	(184 216)	144 567	88 234	(19 265)	68 969
Direct operating costs		(580 060)		(580 060)	-		-
Depreciation and amortisation expense		(1 172 755)		(1 172 755)	(22 668)		(22 668)
Finance costs		(35 642)		(35 642)	(2 026)		(2 026)
Impairment of non current assets					(1 463 666)		(1 463 666)
Exploration and evaluation expense		(3 052 933)		(3 052 933)	(6 718)		(6 718)
General and administrative expense		(861 946)		(861 946)	(620 564)		(620 564)
Other expenses	(e)	(223 282)	184 216	(39 066)	(41 758)	19 265	(22 493)
Loss before income tax expense		(3 132 116)		(3 132 116)	(2 069 166)		(2 069 166)
Income tax expense		-		-	-		-
Loss for the period		(3 132 116)		(3 132 116)	(2 069 166)		(2 069 166)
Loss attributable to members of the Parent Entity		(3 132 116)		(3 132 116)	(2 069 166)		(2 069 166)

NOTES TO THE FINANCIAL STATEMENTS
31 DECEMBER 2005

33. Impacts of the adoption of Australian equivalents to International Financial Reporting Standards (continued)

Effect of A-IFRS on the balance sheet as at 31 December 2004

		Consolidated			Company		
	Note	Superseded policies* $	Effect of transition to A-IFRS $	A-IFRS $	Superseded policies* $	Effect of transition to A-IFRS $	A-IFRS $
Current assets							
Cash & cash equivalents	(d)	2 088 412	(26 618)	2 061 794	1 182 740	(26 618)	1 156 122
Trade & other receivables		410 496		410 496	2 981		2 981
Other financial assets	(d)	14 354	26 618	40 972	14 354	26 618	40 972
Current tax assets							
Total current assets		2 513 262		2 513 262	1 200 075		1 200 075
Non-current assets							
Trade & other receivables	(h)				4 418 576	(208 988)	4 418 576
Other financial assets	(b)(ii)		2 274	2 274	1 005 449		1 005 449
Property, plant and equipment	(b)(ii)	416 957	(19 862)	397 095	71 185		71 185
Oil and gas properties	(b)(ii)	6 545 031	(1 864 973)	4 680 058	1 525 849	(617 187)	699 674
Deferred tax assets							
Total non-current assets		6 961 988	(1 882 561)	5 079 427	7 021 059	(826 175)	6 194 884
Total assets		9 475 250	(1 882 561)	7 592 689	8 221 134	(826 175)	7 394 959
Current liabilities							
Trade & other payables		481 395		481 395	66 076		66 076
Borrowings		15 765		15 765	15 765		15 765
Provisions		19 535		19 535	19 535		19 535
Liabilities directly associated with non-current assets classified as held for sale							
Total current liabilities		516 695		516 695	101 376		101 376
Non-current liabilities							
Trade & other payables							
Borrowings		581 597		581 597	9 761		9 761
Deferred tax liabilities							
Provisions		36 193		36 193	32 215		32 215
Total non-current liabilities		617 790		617 790	41 976		41 976
Total liabilities		1 134 485		1 134 485	143 352		143 352
Net assets		8 340 765	(1 882 561)	6 458 204	8 077 782	(826 175)	7 251 607
Equity							
Share capital		33 222 541		33 222 541	33 222 541		33 222 541
Foreign currency translation reserve	(a)(ii)	(1 945 536)	1 701 167	(244 369)	-		-
Employee equity-settled benefits reserve							
Other reserves		249 572		249 572	249 572		249 572
Accumulated (losses)	(g)	(23 185 812)	(3 583 728)	(26 769 540)	(25 394 331)	(826 175)	(26 220 506)
Total equity		8 340 765	(1 882 561)	6 458 204	8 077 782	(826 175)	7 251 607

* Reported financial position for the year ended 31 December 2004

NOTES TO THE FINANCIAL STATEMENTS
31 DECEMBER 2005

33. Impacts of the adoption of Australian equivalents to International Financial Reporting Standards (continued)

Effect of A-IFRS on the cash flow statement for the financial year ended 31 December 2004

There are no material differences between the cash flow statement presented under A-IFRS and the cash flow statement presented under the superseded policies. Under previous AGAAP the Consolidated Entity classified cash on deposit as cash. Under A-IFRS where the term of the cash deposit is not readily convertible to cash or has a longer maturity term, the cash deposit is classified "other financial assets".

The effect is that at each balance date namely, 1 January 2004 and 31 December 2004 an amount of $26,618 has been re-classified from "cash and cash equivalents" to "other financial assets". There has been no effect on retained earnings for this change.

Notes to the reconciliations of income and equity

(a) Foreign currency translation reserve: Cumulative translation differences

(i) At the date of transition, the Consolidated Entity elected to reset the foreign currency translation reserve to zero. An amount of $1,679,075 (Company: nil) was reclassified from the foreign currency translation reserve to retained earnings. These translation differences will be excluded from the calculation of any gain or loss on a subsequent disposal of the foreign operation.

(ii) The impact for 31 December 2004 is due to the Consolidated Entity resetting the foreign currency translation reserve to zero as at 1 January 2004 and see also (b) (ii). An amount of $1,679,075 (Company: nil) was reclassified from the foreign currency translation reserve to retained earnings.

(iii) For the year ended 31 December 2004, there is no effect on the Group.

(b) Transition adjustments to oil and gas properties and well equipment

Under previous AGAAP non current assets were written down to recoverable amount when the assets carrying amount exceeded the recoverable amount. The Consolidated Entity had previously considered discounted cash flows, although not mandated, when determining recoverable amount.

Under A-IFRS (AASB136) both current and non current assets are tested for impairment. On adoption of A-IFRS a further impairment of certain assets has been recognised, thereby increasing opening accumulated losses and the carrying amount of those assets.

Consistent with A-IFRS (AASB6) the Consolidated Entity has made adjustments to expense the costs of unsuccessful drilling included in exploration and evaluation expenditure.

(i) At the date of transition, property plant and equipment was reduced by $20,705 (Company: nil) and accumulated losses increased by the same amount representing impairment of certain well equipment. Oil and gas properties were reduced by $1,615,446 (company $617,187) and $268,502 (company nil) for impairment and adjustments for certain exploration costs and currency realignment respectively and accumulated losses increased by those same amounts. Oil and gas properties were reduced by a further $2,370 (company nil) being a re-classification to other financial assets.

(ii) At 31 December 2004, property plant and equipment was reduced by $19,862 (company nil) and oil and gas properties were reduced by $1,864,973 (company $826,175) representing impairment of certain well equipment and oil & gas expenditure at 1 January 2004. The difference between the value as at 1 January 2004 and 31 December 2004 is due to foreign exchange movements and has been adjusted against the foreign currency translation reserve. Oil and gas properties were reduced by a further $2,274 (company nil) being a re-classification to other financial assets.

(iii) For the year ended 31 December 2004, there is no effect on the Group.

NOTES TO THE FINANCIAL STATEMENTS

31 DECEMBER 2005

33. Impacts of the adoption of Australian equivalents to International Financial Reporting Standards (continued)

(c) Share-based payments

The Consolidated Entity has applied the requirements of AASB 1 'First-time adoption of Australian Equivalents to international Financial reporting Standards' in respect of equity instruments and share based payments.

Certain options were granted to Directors and employees on 17 June 2004. As these options vested prior to 1 January 2005, accordingly no financial impact has been recognised in respect of these options. Provided the options are exercised prior to their expiry date, the shares are recognised when the options are exercised and the proceeds received allocated to share capital.

At the date of transition and at 31 December 2004, there is no effect on the group. For the year ended 31 December 2004, there is no effect on the group.

These adjustments had no material tax or deferred tax consequences.

(d) Cash and cash equivalents

Under previous AGAAP the Consolidated Entity classified cash on deposit as cash. Under A-IFRS where the term of the cash deposit is not readily convertible to cash or has a longer maturity term, the cash deposit is classified "other financial assets".

The effect is that at each balance date, namely, 1 January 2004 and 31 December 2004 an amount of $26,618 (company $26,618) has been re-classified from "cash and cash equivalents" to "other financial assets". There has been no effect on retained earnings for this change.

(e) Revenue

Under superseded policies, the Consolidated Entity recognised the gain or loss on disposal of property, plant and equipment on a 'gross' basis by recognising the proceeds from sale as revenue, and the carrying amount of the property, plant and equipment disposed as an expense. Under A-IFRS, the gain or loss on disposal is recognised on a 'net' basis, and is classified as income, rather than revenue. Accordingly, the 'gross' amounts of $184,216 (company: $19,265) have been reclassified within the income statement for A-IFRS reporting purposes. There has been no effect on loss for the period.

(f) Income tax

Under superseded policies, the Consolidated Entity adopted tax-effect accounting principles whereby income tax expense was calculated on pre-tax accounting profits after adjustment for permanent differences. The tax-effect of timing differences, which occur when items were included or allowed for income tax purposes in a period different to that for accounting were recognised at current taxation rates as deferred tax assets and deferred tax liabilities, as applicable.

Under A-IFRS, deferred tax is determined using the balance sheet liability method in respect of temporary differences arising from differences between the carrying amount of assets and liabilities in the financial statements and their corresponding tax bases.

Under A-IFRS, deferred tax balances of wholly-owned subsidiaries in a tax-consolidated group are not recognised by the Head Entity. These balances were recognised under the superseded policies.

The Consolidated Entity has recognised additional deferred tax liabilities on adoption of AASB 112. It has also recognised previously unrecognised tax losses to the extent that it is probable that there will be sufficient taxable profits available such that these losses may be utilised. The recognised deferred tax assets and deferred tax liabilities have been offset as permitted by AASB 112. To the extent that the recovery of other tax losses is not probable they have not been recognised in the financial statements.

33. Impacts of the adoption of Australian equivalents to International Financial Reporting Standards (continued)

The effect of the above adjustments on the deferred tax balances are as follows:

	Consolidated		Company	
	1 Jan 2004 $	31 Dec 2004 $	1 Jan 2004 $	31 Dec 2004 $
Deferred tax not recognised under previous GAAP	-	-	-	-
Net increase/(decrease) in deferred tax balances	-	-	-	-

The effect on Consolidated Loss for the financial year ended 31 December 2004 on previously reported income tax expense was nil. Company: nil.

(g) Retained earnings

The effect of the above adjustments on retained earnings is as follows:

	Note	Consolidated		Company	
		1 Jan 2004 $	31 Dec 2004 $	1 Jan 2004 $	31 Dec 2004 $
Transfer from foreign currency translation reserve	a(i)	1 679 075	1 679 075	-	-
Impairment	b(i)	1 636 151	1 636 151	617 187	826 175
Currency effect on oil and gas property	(b)	268 502	268 502	-	-
Currency effect on receivable	(h)	-	-	208 988	-
Total adjustment to retained earnings		3 583 728	3 583 728	826 175	826 175
Attributable to members of the Parent Entity		3 583 728	3 583 728	826 175	826 175

(h) Transition adjustments to non current receivable

Under previous AGAAP the functional currency of an entity within the group had been recorded in Australian dollars. Under A-IFRS the entity adopted a functional currency expressed in another currency resulting in an adjustment in the parent entity only at the date of transition of an amount of $208 988 to receivables and accumulated losses respectively.

SUPPLEMENTARY INFORMATION

PURSUANT TO THE LISTING REQUIREMENTS OF THE AUSTRALIAN STOCK EXCHANGE

Number of holders of equity securities

Ordinary shares

At 10 March 2006, the issued capital comprised of 318,553,344 ordinary shares held by 3,178 holders.

Convertible Notes

At 10 March 2006, there were 7,700,000 fully paid 10% convertible notes held by 80 holders. Each note converts to 5 shares. Notes do not carry the right to vote.

Unlisted Options

At 10 March 2006, there were 10,500,000 unlisted options held by 6 holders. Each option converts to one share. Options do not carry the right to vote

Spread details as at 10 March 2006	Ordinary Shares	Convertible Notes
	Number of Holders	Number of Holders
1 - 1,000	344	0
1,001 - 5,000	449	5
5,001 - 10,000	406	4
10,001 - 100,000	1,484	57
100,001 and over	495	14
	3,178	80
Holding less than a marketable parcel	721	0

Substantial shareholders

Ordinary shareholders

No notifications of substantial shareholders have been received by the company

Top Twenty Shareholders	Number of Holders	Percentage
Brian and Valerie Williams	10,000,000	3.14
Citicorp Nominees Pty Limited	9,421,903	2.96
Gregorach Pty Ltd	8,382,428	2.63
Forty Traders Limited	7,756,092	2.43
Bushy Lane Projects Pty Ltd	4,104,430	1.29
St. Mellions Inc.	4,050,000	1.27
Douglas Michael & Sharon Leigh Grant	4,000,000	1.26
William Douglas Goodfellow	3,281,000	1.03
Tricom Nominees Pty Ltd	3,186,874	1.00
Bruce Birnie Pty Ltd	2,722,250	0.85
Beira Pty Ltd	2,700,000	0.84
Tevlo Pty Ltd	2,625,450	0.82
Raymond William Pruser	2,490,000	0.78
Foxique Pty Ltd	2,260,000	0.71
Westpac Custodian Nominees	2,195,284	0.69
ANZ Nominees Limited	2,045,895	0.64
Link Traders (Aust) Pty Ltd	2,000,000	0.63
Jason Robert & Zoe Alexandra Yujnovich	2,000,000	0.63
Stephen Lindsay Shaw	2,000,000	0.63
Nefco Nominees Pty Ltd	2,000,000	0.63
	79,221,606	24.86

SUPPLEMENTARY INFORMATION

PURSUANT TO THE LISTING REQUIREMENTS OF THE AUSTRALIAN STOCK EXCHANGE

Top Twenty Noteholders	Number of Holders	Percentage
Westpac Custodian Nominees	1,665,000	21.62
Citicorp Nominees Pty Limited	1,512,000	19.64
Ashfield Capital Pty Ltd	450,000	5.84
Clodene Pty Ltd	307,000	3.99
Fairmount Investments Pty Ltd	300,000	3.89
Forty Traders Limited	250,000	3.25
Tricom Nominees Pty Ltd	215,000	2.79
Southern Terrain Pty Ltd	150,000	1.95
Jenmah Pty Ltd & Grundy-Reid Pty Ltd	150,000	1.95
Lawrence Grice	145,000	1.88
Springtide Capital Pty Ltd	143,000	1.86
Douglas Financial Consultants Pty Ltd	143,000	1.86
Sydanae Pty Ltd	142,857	1.85
Mulgara Pty Limited	140,000	1.82
Berne No 132 Nominees Pty Ltd	114,000	1.48
Robert Archer Black & Dr Ann Carolyn Black	100,000	1.30
Guy Lance Jones	75,000	0.97
Westking Investments Pty Ltd	72,000	0.93
L V Zaninovich Pty Ltd	71,429	0.93
Hendricus Pty Ltd	71,429	0.93
	6,216,715	80.73

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FIRST AUSTRALIAN RESOURCES LTD

ABN 41 009 117 293

First Floor, 87 Colin Street
West Perth, Western Australia, 6005
Telephone:(61-8) 9322 3939
Facsimile:(61-8) 9322 5116
Internet web site: www.far.com.au